UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A
(Amendment No. 1)

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to ________

Commission File Number 001-15274

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

J. C. Penney Corporation, Inc.
Savings, Profit‑Sharing and Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024‑3698

Explanatory Note

This Form 11-K/A (Amendment No. 1) is being filed to correct a typographical error found in Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016 that accompanies the financial statements of the J. C. Penney Corporation Inc. Savings, Profit-Sharing and Stock Ownership Plan. No other changes have been made to the original Form 11-K.

REQUIRED INFORMATION
Form 11-K Annual Report
This form provides the annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended, with respect to the J. C. Penney Corporation, Inc. Savings, Profit‑Sharing and Stock Ownership Plan, a plan subject to the Employee Retirement Income Security Act of 1974.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedule
December 31, 2016 and 2015
(With Report of Independent Registered Public Accounting Firm Thereon)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

MONTGOMERY COSCIA GREILICH LLP
972.748.0300 p
972.748.0700 f

Report of Independent Registered Public Accounting Firm

To the Benefit Plan Investment Committee,
Benefits Administration Committee, and
Human Resources Committee of
J.C. Penney Corporation, Inc. Savings,
Profit-Sharing and Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of the J.C. Penney Corporation Inc. Savings, Profit-Sharing and Stock Ownership Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Montgomery Coscia Greilich LLP

MONTGOMERY COSCIA GREILICH LLP
Plano, Texas
June 27, 2017

2500 Dallas Parkway, Suite 300 Plano, Texas 75093	300 Throckmorton Street, Suite 520 Fort Worth, Texas 76102	2901 Via Fortuna, Building 6 Suite 550 Austin, Texas 78746

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2016 and 2015

($ in thousands)	2016	2015
Assets:
Investments at fair value:
J. C. Penney Company, Inc. common stock	$111,082	$95,443
Common and collective trusts	1,709,877	1,682,684
Mutual funds	19,310	19,117
Common stock	22,601	21,998
Other	594	719
Total investments at fair value	1,863,464	1,819,961
Fully benefit responsive contracts, at contract value	813,606	803,004
Total investments	2,677,070	2,622,965
Receivables:
J. C. Penney Company, Inc. contribution	15,064	14,132
Notes receivable from participants	56,161	62,700
Due from broker for securities sold	368	574
Interest and dividends	49	51
Other	1	1
Total receivables	71,643	77,458
Total assets	2,748,713	2,700,423

Liabilities:
Accounts payable and accrued liabilities	2,445	490
Due to broker for securities purchased	629	375
Total liabilities	3,074	865
Net assets available for benefits	$2,745,639	$2,699,558

See the accompanying notes to the financial statements.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For The Years Ended December 31, 2016 and 2015

($ in thousands)	2016	2015
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in the fair value of investments	$163,137	$(3,086)
Interest	20,002	21,927
Dividends	1,221	1,485
	184,360	20,326
Less investment expenses	(858)	(908)
Net investment income	183,502	19,418
Interest income on notes receivable from participants	2,310	2,559
Contributions:
J. C. Penney Company, Inc., net of forfeitures	51,544	50,457
Participants	100,817	99,581
	152,361	150,038
Total additions	338,173	172,015
Deductions from net assets attributed to:
Benefit payments	(285,522)	(340,823)
Administrative expenses	(6,570)	(6,289)
Total deductions	(292,092)	(347,112)
Increase (Decrease) in net assets available for benefits	46,081	(175,097)
Beginning net assets available for benefits	2,699,558	2,874,655
Ending net assets available for benefits	$2,745,639	$2,699,558

See the accompanying notes to the financial statements.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

1. Description of Plan
The following description of the J. C. Penney Corporation, Inc. Savings, Profit‑Sharing and Stock Ownership Plan (the Plan) provides only general information. For more complete information, Participants should refer to the Summary Plan Description for the Plan. If these Notes to Financial Statements or the Summary Plan Description result in any misunderstanding or inconsistency with the Plan document, the Plan document will govern.

(a)	General
The Plan is a defined contribution plan available to all eligible employees (Associates) of J. C. Penney Corporation, Inc. (the Company) and certain subsidiaries. Associates who have attained age 21 are immediately eligible to participate in the Plan upon completing one hour of service. An eligible Associate must be enrolled in the Plan to be a participant in the Plan (Participant) and be eligible to receive the Company matching contribution. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The financial statements include all of the funds that comprise the Plan.
The Benefit Plans Investment Committee (BPIC) is the named fiduciary for the control and management of the assets of the Plan except for the J. C. Penney Common Stock Fund (Penney Stock Fund). Effective December 17, 2009, Evercore Trust Company, N.A. became the named fiduciary with respect to the management and disposition of the Penney Stock Fund. The BPIC also has the responsibility for selecting investment funds, other than the Penney Stock Fund, to be offered under the Plan. The Benefits Administration Committee (BAC) is the named fiduciary for the review of denied benefit claims and has overall responsibility for the day-to-day administration of the Plan. The Human Resources Committee (HRC) approves the Company’s overall benefit strategy for the Plan and any modifications or amendments to the Plan and is responsible for appointing members of the BAC and the BPIC and appoints the trustee. The HRC has named State Street Bank & Trust Company (State Street Bank) as the trustee for the Plan and Aon Hewitt Associates as the third party administrator/record keeper for the Plan.

(b)	Payment of Benefits
Generally, Participants who have separated from service with account balances over $5,000 remain in the Plan until the Participant elects payment. The normal form of payment is a lump‑sum settlement (cash and/or J. C. Penney Company, Inc. common stock). A Participant will receive an involuntary lump sum distribution if the total vested account balance is $5,000 or less at the time of distribution. Certain Participants who have separated from service and who are 100% vested in the Company contributions may request periodic withdrawals, fixed monthly payments of at least $100, or a complete distribution. Minimum required distributions will begin by April 1 of the year following the year of separation for a Participant who has attained age 70½ and will continue each year thereafter to comply with federal law.

(c)	Contributions
Participants who are classified as highly compensated in 2016 and 2015 (earning more than $120,000 in 2015 for 2016 and $120,000 in 2014 for 2015) are permitted to contribute from 1% to 8% (6% before-tax, 2% after-tax) of their eligible pay (up to a maximum of $265,000 for 2016 and $265,000 for 2015) with a maximum of 6% in pre-tax and 8% in after-tax deposits not to exceed 8% combined (subject to an annual maximum of $18,000 in 2016 and $18,000 2015). Participants earning $120,000 or less in the previous year are permitted to contribute from 1% to 50% of their eligible pay (subject to an annual maximum of $18,000 in 2016 and $18,000 in 2015). Prior to May 6, 2016 associates, who were at least age 21, did not enroll in the plan, and did not decline enrollment, were automatically enrolled in the Plan after completing 1,000 hours of service in an eligibility period. Effective May 6, 2016, the auto enrollment feature was discontinued.
The Plan allows Participants who have attained the age of 50 by the end of the year to make an additional tax-deferred deposit (catch-up contribution) up to a maximum of $6,000 during 2016 and $6,000 during 2015. These catch-up contributions are not eligible for the Company’s matching contribution.
The Plan allows Participants who participated in another employer’s qualified retirement plan before coming to work for the Company to rollover a portion or all of their distributions from the prior employer’s plan. The Participant cannot rollover a loan from another plan. The Plan accepts eligible cash rollovers directly from another qualified retirement plan that meets certain legal requirements within 60 days after receipt of an eligible distribution. If the rollover is not a direct rollover, then only the taxable portion of the prior Roth 401(k) account may be rolled over and the Roth Begin Date doesn’t carryover. The associate is immediately vested in these contributions to the Plan.
Participants age 21 or older become eligible for the Company matching contributions after completing 1,000 hours of service in an eligibility period. The Company matching contribution is a per pay period Company match of $0.50 per dollar deposited of the first 6% of eligible pay. In some years the Company may choose to make an additional discretionary contribution to the Plan. Associates hired or rehired on or after January 1, 2007, that are over 21 years of age, have 1,000 hours of service in an eligibility period and are active associates on December 31, receive a Company retirement account contribution equal to 2% of the associate’s annual compensation (up to a maximum of $265,000 for 2016 and $265,000 for 2015).
During 2016, the Company matching contribution totaled approximately $36.5 million and the Company retirement account contribution totaled approximately $15.0 million. During 2015, the Company matching contribution totaled approximately $36.4 million and the Company retirement account contribution totaled approximately $14.1 million.

(d)	Participants’ Investment Funds
All Participant contributions, Company matching contributions and Company retirement account contributions are invested in the Plan’s investment funds in accordance with the Participant’s investment elections. Participants direct their investments amongst three tiers of funds as follows: Tier 1 funds consist of target date retirement funds managed by Vanguard Fiduciary Trust Company. Tier 2 funds consist of eight index funds, including the Penney Stock Fund. Tier 3 funds consist of the Participant directed brokerage window. The funds are maintained on a unit-value basis, and, accordingly, the actual earnings and appreciation or depreciation in the underlying securities are reflected in the daily unit value.

(e)	Participant Accounts
Each Participant’s account is credited with the Participant’s contributions, the Company’s contributions, Plan earnings and appreciation or depreciation in underlying securities, and is charged with an allocation of administrative expenses. Allocations are based on Participant account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

(f)	Participants’ Loans
A Participant who has not separated from service may request a loan. The minimum loan amount is $500. The maximum loan amount is the lesser of: the value of a Participant’s before-tax, Roth, Roth rollover, rollover and after-tax deposits on the valuation date, 50% of a Participant’s total vested account value on the valuation date, or $50,000 minus the highest aggregate balance of any other loans owed to the Plan during the previous 12 months. All loans must be adequately secured and bear interest at the prime rate plus 1%. Interest rates on the loans outstanding as of December 31, 2016 ranged from 4.25% to 10.50% and maturities ranged from 2017 through 2023. Interest rates on the loans outstanding as of December 31, 2015 ranged from 4.25% to 10.50% and maturities ranged from 2016 through 2020. Loan amounts and the terms of repayment are limited in accordance with Plan provisions.

(g)	Vesting
Participants are immediately vested in the value of their deposits and earnings thereon. Company contributions and earnings thereon for Plan years 2007 and later will be 100% cliff vested after three years of service. Participants will also be 100% vested if they separate from service at normal retirement age, death, total disability, or a reduction in force or unit closing. Participants who separate from service prior to full vesting of their rights forfeit the unvested balance of their Company contributions and any related earnings when their employment ends.

(h)	Forfeited Accounts
Forfeitures are available to restore forfeited amounts of rehired Participants, offset Company contributions, or pay Plan expenses. Forfeitures utilized to offset company contributions during 2016 and 2015 were approximately $2.7 million and $2.8 million respectively.

(i)	Expenses
Participants’ accounts share in the expenses to administer the Plan. These expenses include trustee, investment management, audit, administrative service provider fees, and other expenses. Administrative expenses not paid by the Plan are paid by the Company.

2. Related Party and Party in Interest Transactions
Certain trust investment options are investment products managed by State Street Global Advisors (SSgA), which is the investment management division of State Street Bank and Trust Company, a wholly owned subsidiary of State Street Corporation. State Street Bank and Trust Company is the trustee, as defined by the Plan, and the disbursement agent. The trustee and investment manager fees are paid by the Plan.
As of December 31, 2016 and 2015, the Plan held investments in J. C. Penney Company Inc. common stock totaling $111.1 million and $95.4 million respectively. During the year ended December 31, 2016, 4.8 million shares were acquired and 5.6 million were disposed. During the year ended December 31, 2015, 5.8 million shares were acquired and 5.1 million were disposed. All of these transactions are exempt from the prohibitions against party-in-interest transactions.
Eligible Participants may borrow from their individual account balance in the Plan as discussed in note 1(f), and these transactions qualify as exempt party-in-interest transactions.
Certain administrative functions and services necessary for the operation of the plan are performed by employees of the Company who may also be Participants in the Plan. The Plan pays reasonable compensation for those services.
3. Summary of Significant Accounting Policies

(a)	Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Valuation of Investments and Income Recognition
Except for fully benefit responsive investment contracts, which are carried at contract value as discussed in Note 3(f) herein, the Plan’s investments are stated at fair value. Purchases and sales of investments are recorded on a trade‑date basis. The average cost method is used to calculate gains and losses on the sale of investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(c)	Notes Receivable From Participants
Participant loans are recorded at amortized costs which represent the unpaid principal balance plus accrued interest.

(d)	Payment of Benefits
Benefits are recorded when paid.

(e)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(f)	New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 amended Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, to remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendment also removes the requirement to make certain disclosures for these investments.
The Plan’s management has evaluated the standard and determined the standard was not applicable as the market value for all investments is readily available and does not use the net asset value per share practical expedient.

4. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the accounting standards establish a three‑level hierarchy for inputs used in measuring fair value, as follows:
Level 1 – Quoted prices in active markets for identical assets or liabilities.
Level 2 – Significant observable inputs other than quoted prices in active markets for similar assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 – Significant unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants.

The following tables present a summary of the Plan’s investment assets measured at fair value as of December 31, 2016 and 2015:

($ in thousands)	Quoted Prices in Active Market (Level 1)	Significant Other Observable Input (Level 2)	Total
December 31, 2016:
Common stock (a):
J. C. Penney Company, Inc.	$111,082	$—	$111,082
Common and collective trusts (b)	—	1,709,877	1,709,877
Self-directed brokerage window (c):
Mutual funds	19,310	—	19,310
Common stock	22,601	—	22,601
Other:
Cash and cash equivalents	182	—	182
Preferred stock	399	—	399
Partnerships	13	—	13
Total other	594	—	594
Total self-directed brokerage window	42,505	—	42,505
Total investments at fair value	$153,587	$1,709,877	$1,863,464
Investments at Contract Value			$813,606
Total Investments			$2,677,070
Actual risk depends on the individual investments which are selected by each applicable participant.

($ in thousands)	Quoted Prices in Active Market (Level 1)	Significant Other Observable Input (Level 2)	Total
December 31, 2015:
Common stock (a):
J. C. Penney Company, Inc.	$95,443	$—	$95,443
Common and collective trusts (b)	—	1,682,684	1,682,684
Self-directed brokerage window (c):
Mutual funds	19,117	—	19,117
Common stock	21,998	—	21,998
Other:
Cash and cash equivalents	353	—	353
Preferred stock	357	—	357
Partnerships	9	—	9
Total other	719	—	719
Total self-directed brokerage window	41,834	—	41,834
Total investments at fair value	$137,277	$1,682,684	$1,819,961
Investments at Contract Value			$803,004
Total Investments			$2,622,965
Actual risk depends on the individual investments which are selected by each applicable participant.
As of December 31, 2016, the plan’s investments have no future commitments and a daily redemption frequency with one days notice. In addition, the Plan’s investments had no transfers between levels 1 to 3 from December 31, 2015 to December 31, 2016 or from December 31, 2014 to December 31, 2015.

Following is a description of the valuation methodologies used for assets measured at fair value. See also footnote 3(b) for more information.

(a)	Common stock: Valued at the closing price reported in the active market in which the individual securities are traded.

(b)
Common and collective trusts: Valued at the net asset value (NAV) of shares held by the plan at year end. The target date funds are comprised of eleven collective trusts, which manage risk and investment return over time. There are three general market risk levels: low to moderate, moderate, and moderate to high. Each fund is a different mix of investments – stocks, bonds and cash. The funds start out with more stock for growth opportunity and end with less stock. The equity funds are comprised of 3 large cap funds and 2 small cap funds with low to moderate and high risk levels, respectively. The fixed income securities have low general market risk.

There are no known commitments or restrictions on the common and collective trusts except for some withdrawal restrictions as related to liquidation by the Plan Sponsor of the equity funds. The Plan Sponsor has no plans to liquidate these funds.

(c)
Self-directed brokerage window includes cash and cash equivalents, common stock, corporate bonds, mutual funds, notes, preferred stock, publicly traded partnerships: Certain U.S. Treasury notes and corporate bonds are valued at the closing price reported in the active market in which the security is traded. Other corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Other investments listed are valued at the closing price reported in the active market in which the individual securities are traded. Actual risk depends on the individual investments which are selected by each applicable participant.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

5. Synthetic Investment Contracts
The Plan also enters into synthetic investment contracts (SICs) with certain insurance companies and financial institutions (the Contract Issuers). Under these SICs, the Plan enters into a wrap agreement with a financial institution at a stated yield on fixed income securities purchased by the Plan. SICs totaled $813.6 million and $803.0 million as of December 31, 2016 and 2015, respectively. Additionally, there are no reserves against contract values for credit risk of the Contract Issuer or otherwise.
Key factors that could influence future average interest crediting rates include, but are not limited to: Plan cash flows, changes in interest rates, total return performance of the fair market value bond strategies underlying each SIC contract, default or credit failures of any of the securities, investment contracts, or other investments held in the fund, the initiation of an extended termination (immunization) of one or more SIC contracts by the manager or the Contract Issuers.
Specific coverage provided by each traditional SIC may be different for each issuer, and can be found in the individual traditional SIC contracts held by the Plan. Contract Issuers are not allowed to terminate any of the above SICs and settle at an amount different from contract value unless there is a breach of the contract, which is not corrected within the applicable cure period. Actions that will result in a breach (after any relevant cure period) include, but are not limited to: material misrepresentation; failure to pay SIC fees, or any other payment due under the contract; and failure to adhere to investment guidelines.

6. Tax Status
The Internal Revenue Service (IRS) has determined and informed the Company by a letter (determination letter) dated February 22, 2016 that the Plan and the related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the reliance period specified in the determination letter. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
The Plan evaluates the uncertainties of tax positions taken or expected to be taken on a return based on the probability of whether the position taken will be sustained upon examination by tax authorities. The Plan uses a more‑likely than‑not threshold for recognition and derecognition of tax positions taken or to be taken in a return. The Plan concluded that it has no material uncertain tax liabilities to be recognized as of December 31, 2016. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

7. Form 5500 Reconciliation
Differences between the financial statements and the Form 5500 include the following:

•
Prior to 2015 fully benefit-responsive investment contracts were recorded on the Form 5500 at fair value but were recorded at contract value in the financial statements. Beginning in 2016 fully benefit-responsive investment contracts were recorded on the Form 5500 and financial statements at contract value.

The following is a reconciliation of the net increase (decrease) in net assets available for benefits per the financial statements to net income (loss) in the Form 5500 ($ in thousands):

	2016	2015
Increase (decrease) in net assets available for benefits	$46,081	$(175,097)
Amounts allocated to withdrawing participants, current year	—	—
Amounts allocated to withdrawing participants, prior year	—	—
Less adjustment from fair value to contract value for fully benefit responsive contracts	—	(23,918)
Net income (loss) per Form 5500	$46,081	$(199,015)
8. Plan Termination
Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan and the related Trust at any time subject to the provisions of ERISA. In the event of Plan termination, affected Participants will become fully vested in amounts allocated to their accounts as of the date of the termination.
9. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.
The Plan invests in common and collective trusts with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.
Market conditions can result in a high degree of volatility and increase the risks and short-term liquidity associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements. Due to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in these estimates and assumptions in the near term would be material to the financial statements.
10. Subsequent Events
Effective January 1, 2017, the Company added the J. C. Penney Corporation, Inc. Safe Harbor 401(k) Savings Plan ("Safe Harbor Plan") that was made available for active employees hired or rehired on or after January 1, 2007. The Company matching contributions under the Safe Harbor Plan are equal to 100% of up to 5% of eligible pay contributed by the employee. Matching contributions are credited to employees' accounts in accordance with their investment elections and fully vest immediately. The Safe Harbor Plan replaces the noncontributory Company retirement account previously provided for in the current 401(k) Plan. Eligible participants with account balances of approximately $333 million were transferred from the Plan to the Safe Harbor Plan on January 1, 2017.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN
EIN: 13-5583779 Plan #003
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016:
($ in thousands)

	(A) Identity of issue, borrower, lessor, or similar party, description of investment	(B) Description of Investment			Cost	Current Value
		Shares/Par	Rate of Interest	Maturity
	Common stock:
*	J. C. Penney Company, Inc. common stock				(a)	111,082
	Common and collective trusts:
*	State Street Bank Short Term Investment Fund				(a)	66,543
*	State Street Bank Daily EAFE (Europe, Australia and Far East) Fund				(a)	184,761
*	State Street Bank S&P 500 Flagship Fund Series				(a)	289,397
*	State Street Bank Russell 1000 Growth Index Fund				(a)	99,137
*	State Street Bank Russell 1000 Value Index Fund				(a)	92,019
*	State Street Bank Russell 2000 Index Securities Lending Fund				(a)	142,505
*	State Street Bank Passive Intermediate Bond Index Fund				(a)	175,480
	Vanguard Target Retirement Income Fund				(a)	57,059
	Vanguard 2010 Target Retirement Fund				(a)	33,399
	Vanguard 2015 Target Retirement Fund				(a)	51,117
	Vanguard 2020 Target Retirement Fund				(a)	88,980
	Vanguard 2025 Target Retirement Fund				(a)	106,687
	Vanguard 2030 Target Retirement Fund				(a)	87,889
	Vanguard 2035 Target Retirement Fund				(a)	61,801
	Vanguard 2040 Target Retirement Fund				(a)	47,229
	Vanguard 2045 Target Retirement Fund				(a)	43,093
	Vanguard 2050 Target Retirement Fund				(a)	61,598
	Vanguard 2055 Target Retirement Fund				(a)	21,183
	Total common and collective trusts					1,709,877
	Self directed brokerage window				(a)	42,505
	Fully benefit responsive contracts:
	Fixed income securities:
	ABBOTT LABORATORIES	1,800	2.35%	11/22/2019	(a)	1,804
	ABBOTT LABORATORIES	795	2.91%	11/30/2021	(a)	795
	ABBOTT LABORATORIES	1,405	3.78%	11/30/2026	(a)	1,399
	ABBVIE INC	705	1.80%	5/14/2018	(a)	707
	ABBVIE INC	660	2.35%	5/14/2021	(a)	647
	ABBVIE INC	270	3.21%	11/6/2022	(a)	271
	ABBVIE INC	300	3.66%	5/14/2025	(a)	297
	ACE INA HOLDINGS	605	5.41%	6/15/2019	(a)	661
	ACTAVIS FUNDING SCS	705	1.85%	3/1/2017	(a)	709
	ACTAVIS FUNDING SCS	1,065	2.34%	3/12/2018	(a)	1,078
	AEP TRANSMISSION CO LLC 144A	315	3.15%	12/1/2026	(a)	311

AETNA INC	1,280	1.50%	11/15/2017	(a)	1,285
AETNA INC	1,560	1.91%	6/7/2019	(a)	1,558
AETNA INC	1,440	2.80%	11/15/2022	(a)	1,417
AFIN 2014-1 A3	96	1.32%	6/20/2018	(a)	96
AFIN 2014-2 A3	137	1.26%	5/21/2018	(a)	137
AFIN 2014-3 A3	872	1.48%	11/20/2018	(a)	873
AFIN 2015-2 A2	345	1.39%	9/20/2018	(a)	345
AFIN 2015-2 A3	735	1.73%	9/20/2019	(a)	737
AFIN 2015-3 A3	460	1.93%	1/21/2020	(a)	463
AFIN 2015-3 A4	1,055	2.12%	5/20/2020	(a)	1,060
AFIN 2015-4 A2	585	1.62%	3/20/2019	(a)	586
AFIN 2015-4 A3	1,725	1.83%	3/20/2020	(a)	1,729
AFIN 2016-1 A3	1,075	1.73%	4/20/2020	(a)	1,076
AFIN 2016-2 A4	300	1.65%	1/20/2021	(a)	297
AFIN 2016-3 A3	400	1.55%	8/20/2020	(a)	399
AFLAC INC	420	2.65%	2/15/2017	(a)	425
AFLAC INC	720	3.54%	11/15/2024	(a)	741
AGILENT TECHNOLOGIES INC	225	3.20%	10/1/2022	(a)	227
AGILENT TECHNOLOGIES INC	660	3.76%	7/15/2023	(a)	691
AGILENT TECHNOLOGIES INC	173	6.30%	11/1/2017	(a)	180
AGL CAPITAL CORP	880	4.90%	8/15/2019	(a)	960
ALEXANDRIA REAL ESTATE E	300	4.00%	1/15/2027	(a)	303
ALIBABA GROUP HOLDING	720	2.49%	11/28/2019	(a)	725
ALLYA 2015-1 A4	475	1.74%	5/15/2020	(a)	477
ALPHABET INC	1,530	2.19%	8/15/2026	(a)	1,409
ALTRIA GROUP INC	970	4.36%	5/5/2021	(a)	1,064
AMAZON.COM INC	590	1.20%	11/29/2017	(a)	591
AMAZON.COM INC	2,205	2.55%	12/5/2019	(a)	2,253
AMCAR 2014-2 A3	85	0.94%	2/8/2019	(a)	85
AMCAR 2015-2 A3	1,404	1.27%	1/8/2020	(a)	1,405
AMCAR 2015-3 A3	1,165	1.54%	3/9/2020	(a)	1,167
AMCAR 2015-4 A3	750	1.70%	7/8/2020	(a)	753
AMCAR 2016-1 A3	255	1.81%	10/8/2020	(a)	256
AMCAR 2016-2 A3	460	1.60%	11/9/2020	(a)	460
AMCAR 2016-4 A3	430	1.54%	7/8/2021	(a)	427
AMER AIRLINE 16-3 A PTT	435	3.37%	4/15/2030	(a)	423
AMER AIRLN 14-1 A PTT	1,155	3.68%	4/1/2028	(a)	1,172
AMER AIRLN 15-1 B PTT	116	3.80%	11/1/2024	(a)	114
AMERICAN CAMPUS CMNTYS	780	3.31%	10/1/2020	(a)	796
AMERICAN EXPRESS CO	1,935	1.50%	5/22/2018	(a)	1,943
AMERICAN HONDA FINANCE	1,845	1.20%	7/14/2017	(a)	1,857
AMERICAN HONDA FINANCE	365	1.50%	3/13/2018	(a)	367
AMERICAN INTL GROUP	810	2.29%	7/16/2019	(a)	822
AMERISOURCEBERGEN CORP	715	3.41%	11/15/2021	(a)	738
AMERISOURCEBERGEN CORP	270	4.55%	11/15/2019	(a)	291
AMERN AIRLINE 16-2 A PTT	225	3.68%	12/15/2029	(a)	224
AMOT 2012-5 A	1,185	1.54%	9/15/2019	(a)	1,187

AMOT 2015-3 A	2,030	1.63%	5/15/2020	(a)	2,029
AMPHENOL CORP	510	1.55%	9/15/2017	(a)	513
AMXCA 2013-1 A	850	1.12%	2/16/2021	(a)	853
AMXCA 2014-2 A	1,355	1.26%	1/15/2020	(a)	1,357
AMXCA 2014-3 A	960	1.49%	4/15/2020	(a)	963
ANHEUSER-BUSCH INBEV FIN	1,725	1.90%	2/1/2019	(a)	1,742
ANHEUSER-BUSCH INBEV FIN	1,350	2.64%	2/1/2021	(a)	1,370
ANHEUSER-BUSCH INBEV FIN	525	2.69%	1/17/2023	(a)	519
ANTHEM INC	250	3.14%	5/15/2022	(a)	250
ANTHEM INC	855	5.76%	6/15/2017	(a)	875
APPALACHIAN POWER CO	810	3.36%	6/1/2025	(a)	822
APPLE INC	525	1.70%	2/22/2019	(a)	529
ARCH CAPITAL FINANCE LLC	375	3.96%	12/15/2026	(a)	381
AT&T INC	495	1.93%	6/30/2020	(a)	495
AT&T INC	1,875	2.29%	3/11/2019	(a)	1,894
AT&T INC	600	2.47%	6/30/2020	(a)	595
AT&T INC	805	3.59%	2/17/2023	(a)	818
ATMOS ENERGY CORP	1,305	6.22%	6/15/2017	(a)	1,337
AUTOZONE INC	775	1.30%	1/13/2017	(a)	780
AUTOZONE INC	100	1.64%	4/21/2019	(a)	99
AUTOZONE INC	385	3.25%	4/21/2026	(a)	372
BAIDU INC	1,610	2.71%	6/9/2019	(a)	1,637
BAIDU INC	1,110	3.48%	11/28/2022	(a)	1,119
BANK OF AMERICA	375	5.38%	5/1/2018	(a)	397
BANK OF AMERICA CORP	1,080	1.70%	8/25/2017	(a)	1,088
BANK OF AMERICA CORP	970	1.75%	6/5/2018	(a)	971
BANK OF AMERICA CORP	550	2.00%	1/11/2018	(a)	556
BANK OF AMERICA CORP	440	2.18%	11/9/2020	(a)	435
BANK OF AMERICA CORP	920	2.59%	10/21/2022	(a)	893
BANK OF AMERICA CORP	1,560	2.65%	4/19/2021	(a)	1,554
BANK OF AMERICA CORP	1,515	4.01%	1/22/2025	(a)	1,540
BANK OF MONTREAL	2,190	1.30%	7/14/2017	(a)	2,204
BANK OF NEW YORK MELLON	980	2.08%	8/1/2018	(a)	996
BANK OF NY MELLON CORP	765	2.51%	4/15/2021	(a)	768
BANQUE FED CRED MUTUEL 144A	1,395	1.70%	1/20/2017	(a)	1,406
BANQUE FED CRED MUTUEL 144A	2,660	2.48%	10/29/2018	(a)	2,696
BAXALTA INC	150	2.00%	6/22/2018	(a)	150
BAXALTA INC	1,380	2.88%	6/23/2020	(a)	1,379
BAYER US FINANCE LLC 144A	915	2.37%	10/8/2019	(a)	922
BB&T CORPORATION	1,485	1.82%	6/15/2018	(a)	1,493
BEAR STEARNS CO LLC	605	6.86%	2/1/2018	(a)	658
BERKSHIRE HATHAWAY INC	575	2.21%	3/15/2021	(a)	576
BHP BILLITON FIN USA LTD	1,965	1.63%	2/24/2017	(a)	1,974
BHP BILLITON FIN USA LTD	600	2.04%	9/30/2018	(a)	606
BIOGEN INC	420	2.87%	9/15/2020	(a)	428
BK TOKYO-MITSUBISHI UFJ 144A	1,250	1.45%	9/8/2017	(a)	1,253
BMWLT 2016-1 A4	515	1.51%	6/20/2019	(a)	515

BMWLT 2016-2 A3	365	1.43%	9/20/2019	(a)	365
BMWOT 2014-A A4	1,250	1.50%	2/25/2021	(a)	1,253
BNP PARIBAS	264	2.38%	12/12/2018	(a)	266
BNP PARIBAS	985	2.67%	8/20/2018	(a)	1,007
BOSTON PROPERTIES LP	220	3.19%	9/1/2023	(a)	218
BP CAPITAL MARKETS PLC	765	2.16%	9/16/2021	(a)	753
BP CAPITAL MARKETS PLC	810	2.31%	2/13/2020	(a)	818
BPCE SA	1,140	1.63%	1/26/2018	(a)	1,145
BPCE SA	2,005	2.48%	12/10/2018	(a)	2,026
BPCE SA 144A	980	5.07%	7/21/2024	(a)	1,017
BRITISH TELECOM PLC	390	5.71%	1/15/2018	(a)	417
BRIXMOR OPERATING PART	1,230	3.36%	9/15/2023	(a)	1,202
BRIXMOR OPERATING PART	80	3.93%	2/1/2025	(a)	80
BURLINGTN NORTH SANTA FE	610	2.99%	9/1/2022	(a)	629
BURLINGTN NORTH SANTA FE	440	3.64%	9/1/2023	(a)	471
BURLINGTON NORTH SANTA FE	110	5.47%	3/15/2018	(a)	117
CABMT 2014-1 A	425	1.05%	3/16/2020	(a)	425
CAMDEN PROPERTY TRUST	885	4.35%	6/15/2021	(a)	943
CANADIAN NATL RESOURCES	450	1.75%	1/15/2018	(a)	453
CANADIAN NATL RESOURCES	1,035	5.62%	5/15/2017	(a)	1,057
CAPITAL ONE NA	385	1.65%	2/5/2018	(a)	387
CAPITAL ONE NA	1,125	1.87%	9/13/2019	(a)	1,117
CAPITAL ONE NA	250	2.34%	8/17/2018	(a)	254
CARMX 2013-4 A3	75	0.80%	7/16/2018	(a)	75
CARMX 2014-4 A3	191	1.25%	11/15/2019	(a)	191
CARMX 2014-4 A4	155	1.81%	7/15/2020	(a)	156
CARMX 2015-1 A3	875	1.38%	11/15/2019	(a)	876
CARMX 2015-2 A3	645	1.37%	3/16/2020	(a)	646
CARMX 2015-2 A4	330	1.80%	3/15/2021	(a)	330
CARMX 2015-3 A3	655	1.63%	5/15/2020	(a)	657
CARMX 2015-3 A4	475	1.97%	2/16/2021	(a)	478
CARMX 2015-4 A3	880	1.56%	11/16/2020	(a)	881
CARMX 2016-1 A3	1,685	1.61%	11/16/2020	(a)	1,686
CARMX 2016-2 A3	495	1.53%	2/16/2021	(a)	493
CARMX 2016-2 A4	540	1.70%	9/15/2021	(a)	534
CARMX 2016-4 A3	500	1.42%	8/15/2021	(a)	495
CATHOLIC HEALTH INITIATI	90	1.60%	11/1/2017	(a)	90
CATHOLIC HEALTH INITIATI	755	2.58%	8/1/2018	(a)	770
CATHOLIC HEALTH INITIATI	1,110	3.04%	11/1/2022	(a)	1,082
CC HOLDINGS GS V LLC/CRO	160	3.79%	4/15/2023	(a)	164
CCART 2016-BA A2 144A	225	1.36%	1/15/2020	(a)	225
CCART 2016-BA A3 144A	270	1.65%	7/15/2021	(a)	268
CCCIT 2014-A4 A4	1,645	1.23%	4/24/2019	(a)	1,649
CCCIT 2016-A1 A1	2,835	1.76%	11/19/2021	(a)	2,824
CD 2016 CD1 A1	432	1.47%	8/10/2049	(a)	426
CELGENE CORP	1,156	2.12%	8/15/2018	(a)	1,170
CELGENE CORP	540	2.29%	8/15/2018	(a)	547

CELGENE CORP	750	3.83%	8/15/2025	(a)	771
CELGENE CORP	1,110	3.87%	8/15/2023	(a)	1,164
CGCMT 2013-GC15 A1	150	1.38%	9/10/2046	(a)	150
CGCMT 2014-GC19 A1	75	1.20%	3/10/2047	(a)	75
CGCMT 2014-GC21 A1	72	1.25%	5/10/2047	(a)	72
CGCMT 2014-GC25 A1	159	1.49%	10/10/2047	(a)	160
CGCMT 2015-GC29 A1	494	1.45%	4/10/2048	(a)	493
CGCMT 2015-GC33 A1	322	1.65%	9/10/2058	(a)	321
CGCMT 2015-GC33 A4	135	3.63%	9/10/2058	(a)	141
CGCMT 2016-C2 A1	502	1.52%	8/10/2049	(a)	496
CGCMT 2016-GC36 A1	641	1.63%	2/10/2049	(a)	635
CHAIT 2015-A2 A	1,380	1.59%	2/18/2020	(a)	1,385
CHAIT 2016-A2 A	2,780	1.38%	6/15/2021	(a)	2,754
CITIGROUP INC	1,120	1.55%	8/14/2017	(a)	1,127
CITIGROUP INC	300	1.71%	4/27/2018	(a)	300
CITIGROUP INC	710	1.80%	2/5/2018	(a)	715
CITIGROUP INC	860	1.85%	11/24/2017	(a)	863
CITIGROUP INC	515	2.06%	6/7/2019	(a)	514
CITIGROUP INC	855	2.71%	3/30/2021	(a)	858
CITIGROUP INC	1,090	2.93%	12/8/2021	(a)	1,081
CITIZENS BANK NA/RI	1,530	2.29%	12/3/2018	(a)	1,540
CITIZENS BANK NA/RI	750	2.48%	3/14/2019	(a)	761
CITIZENS BANK NA/RI	1,500	2.57%	5/13/2021	(a)	1,495
CITIZENS FINANCIAL GROUP	90	2.42%	7/28/2021	(a)	89
CME GROUP INC	1,015	2.94%	9/15/2022	(a)	1,046
CNA FINANCIAL CORP	825	5.34%	8/15/2020	(a)	926
CNA FINANCIAL CORP	270	6.48%	11/15/2019	(a)	309
CNA FINANCIAL CORP	240	6.61%	1/15/2018	(a)	260
CNH 2014-C A3	436	1.05%	11/15/2019	(a)	436
CNH 2014-C A4	735	1.65%	9/15/2021	(a)	735
CNH 2015-B A3	1,110	1.37%	7/15/2020	(a)	1,110
CNH 2015-B A4	330	1.89%	4/15/2022	(a)	331
CNH 2015-C A3	1,450	1.66%	11/16/2020	(a)	1,454
CNH 2016-A A3	2,370	1.49%	4/15/2021	(a)	2,359
CNH 2016-C A3	440	1.46%	12/15/2021	(a)	436
CNH 2016-C A4	530	1.79%	9/15/2023	(a)	522
CNP 2005-A A4	106	5.14%	8/1/2019	(a)	109
COCA COLA FEMSA SAB CV	495	4.37%	2/15/2020	(a)	533
COMET 2016-A4 A4	1,990	1.35%	6/15/2022	(a)	1,964
COMM 2012-CR3 A3	540	2.79%	10/15/2045	(a)	547
COMM 2014-CR17 A1	52	1.28%	5/10/2047	(a)	52
COMM 2014-CR19 A1	414	1.42%	8/10/2047	(a)	413
COMM 2014-CR20 A1	462	1.33%	11/10/2047	(a)	460
COMM 2014-CR21 A1	107	1.50%	12/10/2047	(a)	107
COMM 2014-LC17 A1	165	1.39%	10/10/2047	(a)	165
COMM 2014-UBS4 A1	162	1.31%	8/10/2047	(a)	162
COMM 2014-UBS6 A1	485	1.45%	12/10/2047	(a)	484

COMM 2015-CR22 A1	250	1.57%	3/10/2048	(a)	250
COMM 2015-CR24 A1	1,491	1.65%	8/10/2048	(a)	1,491
COMM 2015-CR24 A5	190	3.57%	8/10/2048	(a)	198
COMM 2015-CR26 A1	397	1.61%	10/10/2048	(a)	396
COMM 2015-CR26 A4	1,435	3.53%	10/10/2048	(a)	1,479
COMM 2015-LC23 A2	2,055	3.13%	10/10/2048	(a)	2,120
COMM 2016-CR28 A1	234	1.77%	2/10/2049	(a)	234
COMMONWEALTH BANK AUST 144A	505	4.40%	12/9/2025	(a)	518
COMMONWEALTH BK AUSTR NY	831	1.75%	11/2/2018	(a)	832
COMMONWEALTH BK AUSTR NY	1,380	2.05%	3/15/2019	(a)	1,385
COMMONWEALTH BK AUSTR NY	770	2.42%	11/2/2020	(a)	768
CONOCOPHILLIPS	315	4.98%	5/15/2018	(a)	331
CONOCOPHILLIPS COMPANY	600	1.06%	12/15/2017	(a)	597
CONOCOPHILLIPS COMPANY	145	1.51%	5/15/2018	(a)	145
CONTINENTAL AIRLINES INC	125	4.50%	7/12/2022	(a)	134
CONTL AIRLINES 2012-1	1,271	4.03%	10/11/2025	(a)	1,320
CREDIT SUISSE NEW YORK	1,670	1.38%	5/26/2017	(a)	1,673
CREDIT SUISSE NEW YORK	340	2.29%	5/28/2019	(a)	342
CREDIT SUISSE NEW YORK	930	2.97%	10/29/2021	(a)	943
CROWN CASTLE TOWERS LLC 144A	2,794	5.63%	1/15/2040	(a)	3,041
CSAIL 2015-C3 A1	344	1.72%	8/15/2048	(a)	344
CSAIL 2015-C4 A1	298	2.01%	11/15/2048	(a)	299
CSAIL 2016-C5 A1	305	1.75%	11/15/2048	(a)	304
CSAILL 2015-C1 A1	324	1.69%	4/15/2050	(a)	324
CVS HEALTH CORP	1,680	1.89%	7/20/2018	(a)	1,700
DAIMLER FINANCE NA LLC 144A	1,915	1.13%	3/10/2017	(a)	1,921
DAIMLER FINANCE NA LLC 144A	1,115	1.74%	8/1/2018	(a)	1,124
DAIMLER FINANCE NA LLC 144A	510	1.78%	10/30/2019	(a)	504
DAIMLER FINANCE NA LLC 144A	1,480	2.85%	3/10/2021	(a)	1,505
DCENT 2014-A5 A	2,385	1.39%	4/15/2020	(a)	2,390
DCENT 2015-A3 A	1,705	1.45%	3/15/2021	(a)	1,703
DCENT 2016-A1 A1	2,060	1.64%	7/15/2021	(a)	2,061
DCENT 2016-A3 A3	1,140	1.89%	10/16/2023	(a)	1,116
DCENT 2016-A4 A4	2,910	1.41%	3/15/2022	(a)	2,877
DELTA AIR LINES	302	4.73%	5/23/2019	(a)	317
DELTA AIR LINES	278	6.98%	6/17/2021	(a)	309
DELTA AIR LINES 2011-1	166	5.02%	10/15/2020	(a)	177
DELTA AIR LINES 2015-1AA	287	3.59%	1/30/2029	(a)	295
DISCOVER BANK	750	2.00%	2/21/2018	(a)	755
DISCOVER BANK	2,310	2.58%	11/13/2018	(a)	2,336
DNB BANK ASA 144A	1,580	3.19%	4/3/2017	(a)	1,599
DOMINION RESOURCES INC 144A	2,140	2.12%	2/15/2018	(a)	2,160
EATON VANCE CORP	790	3.58%	6/15/2023	(a)	801
EFF 2016-2 A2 144A	600	1.75%	2/22/2022	(a)	599
ELL 2011-A A1	539	2.06%	9/1/2023	(a)	534
EMD FINANCE LLC 144A	365	1.71%	3/19/2018	(a)	366
EMD FINANCE LLC 144A	1,385	2.97%	3/19/2022	(a)	1,386

EMERSON ELECTRIC CO	645	5.21%	10/15/2017	(a)	672
ENBRIDGE INC	435	3.95%	10/1/2023	(a)	445
ENBRIDGE INC	480	4.17%	12/1/2026	(a)	491
ENTERPRISE PRODUCTS OPER	810	1.65%	5/7/2018	(a)	810
ENTERPRISE PRODUCTS OPER	305	2.52%	10/15/2019	(a)	310
ENTERPRISE PRODUCTS OPER	200	2.83%	4/15/2021	(a)	203
EOG RESOURCES INC	920	3.90%	2/1/2021	(a)	984
EOG RESOURCES INC	960	5.70%	9/15/2017	(a)	1,006
ERAC USA FINANCE COMPANY 144A	305	2.74%	3/15/2017	(a)	308
ERAC USA FINANCE COMPANY 144A	470	6.15%	10/15/2017	(a)	493
ERAC USA FINANCE LLC 144A	110	2.77%	11/1/2018	(a)	112
ESSEX PORTFOLIO LP	690	3.29%	5/1/2023	(a)	686
ESSEX PORTFOLIO LP	565	3.56%	8/15/2022	(a)	583
EXELON CORP	645	1.55%	6/9/2017	(a)	645
EXELON CORP	185	2.48%	4/15/2021	(a)	184
EXELON GENERATION CO LLC	405	2.92%	1/15/2020	(a)	415
EXPERIAN FINANCE PLC 144A	420	2.37%	6/15/2017	(a)	422
EXPRESS SCRIPTS HOLDING	135	2.25%	6/15/2019	(a)	135
EXPRESS SCRIPTS HOLDING	1,165	3.12%	7/15/2023	(a)	1,138
EXPRESS SCRIPTS HOLDING	180	3.25%	2/25/2021	(a)	185
EXXON MOBIL CORPORATION	765	1.31%	3/6/2018	(a)	768
EXXON MOBIL CORPORATION	1,110	1.33%	3/6/2022	(a)	1,104
FANNIE MAE	22,050	1.01%	8/28/2019	(a)	21,868
FANNIE MAE	6,695	1.02%	10/24/2019	(a)	6,611
FANNIE MAE	9,305	1.29%	8/17/2021	(a)	9,034
FANNIE MAE	945	1.40%	2/26/2021	(a)	930
FANNIE MAE	5,125	1.42%	10/7/2021	(a)	4,998
FANNIE MAE	1,210	1.87%	12/28/2020	(a)	1,212
FANNIE MAE	2,835	2.04%	9/24/2026	(a)	2,615
FANNIE MAE	1,875	2.60%	9/6/2024	(a)	1,910
FEDERAL HOME LOAN BANK	9,710	1.25%	1/16/2019	(a)	9,709
FHL ARM	11	2.95%	9/1/2032	(a)	11
FHL-15YR GOLD	16	4.39%	1/1/2019	(a)	17
FHLMC 15YR GIANT	40	5.61%	8/1/2022	(a)	42
FHLMC 15YR GOLD	239	3.80%	5/1/2026	(a)	252
FHLMC 15YR GOLD	108	4.25%	7/1/2026	(a)	115
FHLMC 15YR GOLD	20	4.39%	4/1/2019	(a)	21
FHLMC 15YR GOLD	114	4.66%	12/1/2023	(a)	123
FHLMC 15YR GOLD	25	4.68%	10/1/2022	(a)	26
FHLMC 15YR GOLD	5	4.88%	7/1/2025	(a)	5
FHLMC 15YR GOLD	7	4.88%	10/1/2018	(a)	7
FHLMC 15YR GOLD	57	5.28%	8/1/2020	(a)	60
FHLMC 15YR GOLD	22	5.29%	9/1/2020	(a)	23
FHLMC 15YR GOLD	1	5.34%	11/1/2018	(a)	1
FHLMC 15YR GOLD	7	5.49%	7/1/2020	(a)	7
FHLMC 15YR GOLD	4	5.74%	8/1/2021	(a)	4
FHLMC 15YR GOLD	14	5.94%	3/1/2019	(a)	14

FHLMC ARM	47	2.48%	2/1/2037	(a)	49
FHLMC ARM	193	2.57%	2/1/2037	(a)	205
FHLMC ARM	107	2.74%	1/1/2037	(a)	116
FHLMC ARM	1	2.74%	10/1/2036	(a)	1
FHLMC ARM	694	2.78%	10/1/2036	(a)	739
FHLMC ARM	13	2.81%	7/1/2035	(a)	13
FHLMC ARM	85	3.00%	3/1/2036	(a)	90
FHLMC ARM	137	3.01%	2/1/2037	(a)	147
FHLMC ARM	4	3.02%	8/1/2036	(a)	4
FHLMC ARM	67	3.17%	10/1/2037	(a)	71
FHLMC ARM	36	3.20%	11/1/2035	(a)	39
FHLMC ARM	36	3.33%	11/1/2036	(a)	38
FHLMC ARM	57	3.41%	12/1/2036	(a)	59
FHLMC GOLD	1,172	3.02%	3/1/2046	(a)	1,168
FHLMC GOLD	2,996	3.41%	3/1/2045	(a)	3,084
FHLMC GOLD	5,291	3.41%	10/1/2045	(a)	5,441
FHLMC GOLD	2,227	3.41%	9/1/2045	(a)	2,290
FHLMC GOLD	214	3.81%	9/1/2044	(a)	226
FHLMC GOLD	52	4.50%	11/1/2033	(a)	58
FHLMC GOLD	30	4.51%	11/1/2033	(a)	34
FHLMC GOLD	291	4.53%	6/1/2040	(a)	323
FHLMC GOLD	6	4.60%	9/1/2033	(a)	7
FHLMC GOLD	8	4.88%	11/1/2018	(a)	8
FHLMC GOLD	144	4.94%	1/1/2040	(a)	161
FHLMC GOLD	400	4.94%	12/1/2039	(a)	447
FHLMC GOLD	258	4.94%	2/1/2040	(a)	288
FHLMC GOLD	65	4.96%	6/1/2040	(a)	73
FHLMC GOLD	20	5.23%	9/1/2034	(a)	23
FHLMC GOLD	52	5.24%	12/1/2028	(a)	60
FHLMC GOLD	29	5.24%	8/1/2038	(a)	33
FHLMC GOLD	106	5.25%	9/1/2035	(a)	121
FHLMC GOLD	301	5.29%	2/1/2035	(a)	343
FHLMC GOLD	94	5.31%	12/1/2036	(a)	107
FHLMC GOLD	15	5.31%	1/1/2038	(a)	17
FHLMC GOLD	22	5.31%	10/1/2032	(a)	25
FHLMC GOLD	4	5.97%	5/1/2017	(a)	4
FHLMC GOLD	9	6.51%	6/1/2032	(a)	9
FHLMC GOLD	2	6.70%	6/1/2032	(a)	3
FHLMC_ARM	14	2.49%	1/1/2036	(a)	14
FHMS 5502 A2	798	1.43%	8/25/2017	(a)	799
FHR 4448 JA	690	3.79%	11/15/2036	(a)	731
FIFTH THIRD BANCORP	675	1.35%	6/1/2017	(a)	676
FIFTH THIRD BANCORP	480	4.18%	1/16/2024	(a)	504
FLORIDA GAS TRANSMISSION 144A	1,055	3.79%	7/15/2022	(a)	1,098
FLORIDA GAS TRANSMISSION 144A	290	4.31%	7/15/2025	(a)	299
FNMA 15YR	326	2.92%	2/1/2030	(a)	336
FNMA 15YR	326	2.92%	11/1/2029	(a)	336

FNMA 15YR	384	3.35%	3/1/2028	(a)	402
FNMA 15YR	708	3.35%	11/1/2026	(a)	741
FNMA 15YR	37	3.36%	12/1/2026	(a)	39
FNMA 15YR	32	3.36%	2/1/2027	(a)	33
FNMA 15YR	26	3.36%	1/1/2026	(a)	27
FNMA 15YR	179	3.36%	1/1/2027	(a)	187
FNMA 15YR	138	3.36%	8/1/2025	(a)	145
FNMA 15YR	231	3.36%	12/1/2025	(a)	242
FNMA 15YR	159	3.36%	12/1/2026	(a)	166
FNMA 15YR	373	3.36%	1/1/2027	(a)	390
FNMA 15YR	21	3.36%	7/1/2028	(a)	22
FNMA 15YR	85	3.36%	3/1/2026	(a)	89
FNMA 15YR	596	3.79%	1/1/2026	(a)	631
FNMA 15YR	182	3.79%	11/1/2025	(a)	193
FNMA 15YR	53	3.79%	9/1/2026	(a)	56
FNMA 15YR	1	3.79%	7/1/2025	(a)	1
FNMA 15YR	35	3.79%	5/1/2025	(a)	37
FNMA 15YR	1,031	3.79%	11/1/2027	(a)	1,091
FNMA 15YR	297	3.79%	10/1/2026	(a)	314
FNMA 15YR	44	4.22%	10/1/2024	(a)	47
FNMA 15YR	15	4.24%	9/1/2025	(a)	16
FNMA 15YR	42	4.24%	11/1/2024	(a)	44
FNMA 15YR	161	4.24%	10/1/2026	(a)	171
FNMA 15YR	110	4.25%	9/1/2024	(a)	117
FNMA 15YR	223	4.26%	1/1/2027	(a)	237
FNMA 15YR	64	4.26%	4/1/2026	(a)	67
FNMA 15YR	1,200	4.26%	4/1/2026	(a)	1,272
FNMA 15YR	392	4.26%	11/1/2024	(a)	416
FNMA 15YR	447	4.26%	8/1/2025	(a)	474
FNMA 15YR	55	4.26%	12/1/2024	(a)	59
FNMA 15YR	196	4.27%	7/1/2026	(a)	208
FNMA 15YR	12	4.34%	12/1/2020	(a)	12
FNMA 15YR	27	4.37%	7/1/2020	(a)	28
FNMA 15YR	10	4.38%	6/1/2019	(a)	10
FNMA 15YR	139	4.68%	6/1/2026	(a)	150
FNMA 15YR	31	4.68%	9/1/2025	(a)	33
FNMA 15YR	5	4.68%	6/1/2023	(a)	5
FNMA 15YR	6	4.68%	2/1/2022	(a)	7
FNMA 15YR	19	4.68%	1/1/2023	(a)	21
FNMA 15YR	516	4.69%	1/1/2024	(a)	552
FNMA 15YR	46	4.69%	5/1/2023	(a)	49
FNMA 15YR	2	4.71%	4/1/2023	(a)	2
FNMA 15YR	127	4.71%	10/1/2021	(a)	135
FNMA 15YR	102	4.71%	6/1/2023	(a)	109
FNMA 15YR	11	4.72%	5/1/2023	(a)	12
FNMA 15YR	143	4.73%	3/1/2023	(a)	151
FNMA 15YR	118	4.79%	9/1/2022	(a)	124

FNMA 15YR	509	4.82%	12/1/2020	(a)	530
FNMA 15YR	53	4.82%	12/1/2020	(a)	56
FNMA 15YR	65	4.84%	5/1/2023	(a)	67
FNMA 15YR	21	4.85%	5/1/2021	(a)	22
FNMA 15YR	19	4.85%	5/1/2019	(a)	19
FNMA 15YR	25	4.86%	12/1/2019	(a)	25
FNMA 15YR	16	4.88%	11/1/2018	(a)	17
FNMA 15YR	155	5.10%	6/1/2023	(a)	168
FNMA 15YR	19	5.15%	5/1/2022	(a)	21
FNMA 15YR	303	5.16%	2/1/2023	(a)	325
FNMA 15YR	37	5.16%	5/1/2023	(a)	39
FNMA 15YR	8	5.16%	9/1/2021	(a)	8
FNMA 15YR	68	5.17%	12/1/2023	(a)	73
FNMA 15YR	79	5.17%	5/1/2022	(a)	85
FNMA 15YR	23	5.17%	2/1/2023	(a)	24
FNMA 15YR	14	5.17%	9/1/2021	(a)	15
FNMA 15YR	87	5.18%	4/1/2022	(a)	93
FNMA 15YR	38	5.20%	11/1/2023	(a)	40
FNMA 15YR	9	5.20%	9/1/2021	(a)	10
FNMA 15YR	34	5.22%	3/1/2021	(a)	36
FNMA 15YR	14	5.24%	8/1/2021	(a)	14
FNMA 15YR	73	5.26%	3/1/2021	(a)	77
FNMA 15YR	3	5.27%	2/1/2021	(a)	3
FNMA 15YR	11	5.27%	5/1/2021	(a)	11
FNMA 15YR	8	5.34%	7/1/2019	(a)	9
FNMA 15YR	2	5.53%	8/1/2022	(a)	2
FNMA 15YR	88	5.57%	2/1/2023	(a)	95
FNMA 15YR	107	5.57%	3/1/2023	(a)	115
FNMA 15YR	21	5.61%	5/1/2021	(a)	23
FNMA 15YR	4	5.65%	1/1/2022	(a)	4
FNMA 15YR	21	5.66%	3/1/2021	(a)	22
FNMA 15YR	3	6.48%	5/1/2017	(a)	3
FNMA 30 YR	68	2.93%	8/1/2038	(a)	72
FNMA 30 YR	752	3.00%	2/1/2043	(a)	753
FNMA 30 YR	300	3.00%	5/1/2043	(a)	300
FNMA 30 YR	1,191	3.00%	9/1/2045	(a)	1,193
FNMA 30 YR	1,496	3.02%	8/1/2046	(a)	1,491
FNMA 30 YR	2,375	3.02%	5/1/2046	(a)	2,367
FNMA 30 YR	1,300	3.02%	9/1/2046	(a)	1,295
FNMA 30 YR	436	3.41%	4/1/2046	(a)	449
FNMA 30 YR	660	3.41%	1/1/2046	(a)	679
FNMA 30 YR	371	3.79%	4/1/2045	(a)	393
FNMA 30 YR	120	3.79%	2/1/2045	(a)	127
FNMA 30 YR	46	3.79%	8/1/2042	(a)	49
FNMA 30 YR	59	3.79%	2/1/2041	(a)	63
FNMA 30 YR	161	3.80%	1/1/2041	(a)	170
FNMA 30 YR	46	3.80%	10/1/2043	(a)	48

FNMA 30 YR	1,981	3.80%	11/1/2045	(a)	2,089
FNMA 30 YR	377	3.81%	12/1/2043	(a)	398
FNMA 30 YR	571	3.81%	11/1/2043	(a)	602
FNMA 30 YR	576	3.81%	11/1/2043	(a)	607
FNMA 30 YR	753	3.81%	8/1/2043	(a)	794
FNMA 30 YR	201	3.81%	12/1/2043	(a)	212
FNMA 30 YR	193	3.81%	9/1/2043	(a)	203
FNMA 30 YR	823	4.17%	2/1/2041	(a)	892
FNMA 30 YR	91	4.18%	4/1/2041	(a)	98
FNMA 30 YR	259	4.53%	7/1/2035	(a)	288
FNMA 30 YR	84	4.55%	11/1/2033	(a)	92
FNMA 30 YR	135	4.56%	7/1/2035	(a)	149
FNMA 30 YR	60	4.57%	5/1/2033	(a)	66
FNMA 30 YR	175	4.57%	7/1/2041	(a)	192
FNMA 30 YR	296	4.58%	6/1/2041	(a)	325
FNMA 30 YR	298	4.58%	4/1/2040	(a)	326
FNMA 30 YR	176	4.59%	3/1/2034	(a)	192
FNMA 30 YR	622	4.84%	12/1/2035	(a)	709
FNMA 30 YR	13	4.89%	1/1/2036	(a)	15
FNMA 30 YR	24	4.90%	12/1/2034	(a)	27
FNMA 30 YR	22	4.90%	4/1/2035	(a)	24
FNMA 30 YR	6	4.90%	8/1/2037	(a)	7
FNMA 30 YR	2	4.90%	12/1/2038	(a)	2
FNMA 30 YR	39	4.91%	8/1/2037	(a)	44
FNMA 30 YR	174	4.91%	8/1/2037	(a)	196
FNMA 30 YR	536	4.91%	5/1/2035	(a)	603
FNMA 30 YR	131	4.91%	8/1/2037	(a)	147
FNMA 30 YR	13	4.91%	8/1/2037	(a)	15
FNMA 30 YR	104	4.91%	1/1/2036	(a)	117
FNMA 30 YR	368	4.91%	9/1/2038	(a)	414
FNMA 30 YR	19	4.91%	3/1/2036	(a)	22
FNMA 30 YR	65	4.92%	4/1/2036	(a)	73
FNMA 30 YR	176	4.92%	1/1/2037	(a)	197
FNMA 30 YR	464	4.92%	6/1/2040	(a)	521
FNMA 30 YR	102	4.92%	1/1/2038	(a)	115
FNMA 30 YR	223	4.93%	6/1/2038	(a)	250
FNMA 30 YR	3	4.93%	5/1/2036	(a)	3
FNMA 30 YR	367	4.93%	12/1/2039	(a)	411
FNMA 30 YR	951	4.93%	6/1/2038	(a)	1,065
FNMA 30 YR	466	4.93%	6/1/2039	(a)	522
FNMA 30 YR	163	4.93%	11/1/2039	(a)	182
FNMA 30 YR	78	4.93%	5/1/2039	(a)	87
FNMA 30 YR	327	4.94%	1/1/2040	(a)	365
FNMA 30 YR	206	4.95%	7/1/2040	(a)	230
FNMA 30 YR	158	5.22%	2/1/2034	(a)	182
FNMA 30 YR	509	5.22%	3/1/2034	(a)	587
FNMA 30 YR	16	5.22%	8/1/2034	(a)	19

FNMA 30 YR	3	5.23%	9/1/2038	(a)	4
FNMA 30 YR	18	5.25%	12/1/2034	(a)	21
FNMA 30 YR	34	5.26%	4/1/2035	(a)	39
FNMA 30 YR	57	5.26%	11/1/2034	(a)	65
FNMA 30 YR	581	5.27%	1/1/2036	(a)	664
FNMA 30 YR	231	5.27%	3/1/2037	(a)	264
FNMA 30 YR	1	5.28%	4/1/2036	(a)	1
FNMA 30 YR	2	5.29%	6/1/2036	(a)	3
FNMA 30 YR	7	5.29%	3/1/2037	(a)	8
FNMA 30 YR	186	5.29%	9/1/2039	(a)	211
FNMA 30 YR	26	5.30%	5/1/2038	(a)	29
FNMA 30 YR	103	5.30%	2/1/2037	(a)	117
FNMA 30 YR	79	5.30%	10/1/2038	(a)	90
FNMA 30 YR	1	5.30%	8/1/2028	(a)	1
FNMA 30 YR	101	5.54%	8/1/2038	(a)	119
FNMA 30 YR	16	5.58%	7/1/2036	(a)	19
FNMA 30 YR	189	5.61%	12/1/2032	(a)	220
FNMA 30 YR	26	5.75%	8/1/2037	(a)	29
FNMA 30 YR	21	5.75%	11/1/2037	(a)	23
FNMA 30 YR	1	6.90%	8/1/2029	(a)	1
FNMA 30YR	244	5.61%	7/1/2032	(a)	284
FNMA ARM	653	2.33%	12/1/2037	(a)	691
FNMA ARM	269	2.68%	7/1/2036	(a)	284
FNMA ARM	246	2.73%	9/1/2037	(a)	260
FNMA ARM	11	2.82%	12/1/2035	(a)	12
FNMA ARM	99	2.84%	8/1/2036	(a)	106
FNMA ARM	47	2.88%	11/1/2035	(a)	50
FNMA ARM	70	2.94%	12/1/2035	(a)	73
FNMA ARM	11	3.13%	9/1/2036	(a)	11
FNMA ARM	34	3.23%	12/1/2035	(a)	36
FNMA ARM	20	3.25%	12/1/2035	(a)	21
FNMA ARM	327	3.34%	12/1/2036	(a)	347
FNMA MEGA	327	5.19%	12/1/2021	(a)	348
FNR 2005-69 AD	64	4.75%	8/25/2035	(a)	68
FNR 2016-83 FA	515	1.25%	11/25/2046	(a)	517
FNR 2016-85 FA	891	1.26%	11/25/2046	(a)	891
FNR 2016-85 FG	944	1.26%	11/25/2046	(a)	944
FORD MOTOR CREDIT CO LLC	3,395	1.69%	9/8/2017	(a)	3,407
FORD MOTOR CREDIT CO LLC	1,140	2.04%	5/3/2019	(a)	1,133
FORD MOTOR CREDIT CO LLC	1,160	2.98%	6/12/2017	(a)	1,169
FORDF 2014-1 A1	890	1.20%	2/15/2019	(a)	891
FORDF 2015-1 A1	1,520	1.42%	1/15/2020	(a)	1,519
FORDF 2016-3 A1	1,485	1.57%	7/15/2021	(a)	1,470
FORDO 2014-B A4	215	1.42%	8/15/2019	(a)	215
FORDO 2015-A A3	379	1.28%	9/15/2019	(a)	379
FORDO 2015-A A4	435	1.64%	6/15/2020	(a)	436
FORDO 2015-B A3	1,363	1.16%	11/15/2019	(a)	1,363

FORDO 2015-B A4	605	1.58%	8/15/2020	(a)	605
FORDO 2016-A A3	315	1.39%	7/15/2020	(a)	315
FORDO 2016-A A4	255	1.61%	6/15/2021	(a)	254
FORDO 2016-B A4	105	1.53%	8/15/2021	(a)	104
FORDR 2016-2 A 144A	1,200	2.07%	12/15/2027	(a)	1,180
FORTIS INC 144A	1,600	3.28%	10/4/2026	(a)	1,504
FORTIVE CORPORATION 144A	120	1.81%	6/15/2019	(a)	119
FREDDIE MAC	23,605	0.88%	10/12/2018	(a)	23,532
FREDDIE MAC	1,580	1.26%	8/1/2019	(a)	1,581
GAIF BOND ISSUER PTY LIMITED 144A	1,197	3.59%	9/30/2026	(a)	1,145
GATX CORP	995	1.25%	3/4/2017	(a)	999
GATX CORP	295	2.37%	7/30/2018	(a)	299
GATX CORP	170	2.50%	7/30/2019	(a)	172
GATX CORP	480	2.50%	3/15/2019	(a)	484
GATX CORP	755	2.63%	3/30/2020	(a)	752
GATX CORP	650	4.50%	6/1/2021	(a)	703
GE CAPITAL INTL FUNDING	1,930	2.35%	11/15/2020	(a)	1,933
GEDFT 2014-2 A	1,740	1.19%	10/20/2019	(a)	1,741
GEMNT 2012-2 A	1,820	2.20%	1/15/2022	(a)	1,835
GENERAL ELEC CAP CORP	272	2.20%	1/9/2020	(a)	276
GENERAL ELEC CAP CORP	426	4.78%	2/11/2021	(a)	481
GENERAL MOTORS FINL CO	885	2.38%	10/4/2019	(a)	879
GENERAL MOTORS FINL CO	535	2.42%	5/9/2019	(a)	533
GENERAL MOTORS FINL CO	1,485	2.61%	7/10/2017	(a)	1,511
GENERAL MOTORS FINL CO	615	3.07%	1/15/2019	(a)	630
GENERAL MOTORS FINL CO	1,415	3.50%	4/10/2022	(a)	1,405
GENERAL MOTORS FINL CO	180	4.66%	8/15/2017	(a)	187
GEORGE WASHINGTON UNIVER	980	3.40%	9/15/2022	(a)	1,016
GEORGIA POWER COMPANY	1,605	1.94%	12/1/2018	(a)	1,615
GFORT 2016-1 A1 144A	1,645	1.97%	5/17/2021	(a)	1,641
GILEAD SCIENCES INC	330	2.34%	2/1/2020	(a)	334
GILEAD SCIENCES INC	495	3.19%	9/1/2022	(a)	509
GILEAD SCIENCES INC	390	3.49%	2/1/2025	(a)	397
GILEAD SCIENCES INC	105	3.61%	3/1/2026	(a)	108
GMALT 2015-3 A3	1,030	1.69%	3/20/2019	(a)	1,033
GMALT 2015-3 A4	960	1.81%	11/20/2019	(a)	961
GMALT 2016-1 A3	2,190	1.64%	7/20/2019	(a)	2,193
GMALT 2016-1 A4	1,945	1.80%	3/20/2020	(a)	1,941
GMALT 2016-2 A3	1,035	1.62%	9/20/2019	(a)	1,034
GMALT 2016-2 A4	645	1.77%	3/20/2020	(a)	641
GMALT 2016-3 A3	510	1.62%	12/20/2019	(a)	509
GNMA 30 YR	84	3.37%	1/15/2042	(a)	88
GNMA 30 YR	17	5.66%	1/15/2029	(a)	19
GNMA 30 YR	2	5.69%	2/15/2028	(a)	2
GNMA 30 YR	33	5.69%	7/15/2028	(a)	38
GNMA 30 YR	30	5.95%	11/15/2028	(a)	35
GNMA 30 YR	4	6.56%	8/15/2025	(a)	5

GNMA 30 YR	4	6.65%	10/15/2031	(a)	4
GNMA 30 YR	3	6.82%	11/15/2025	(a)	3
GNMA 30 YR	4	6.99%	6/15/2032	(a)	4
GNMA 30 YR	2	7.00%	10/15/2025	(a)	2
GNMA 30 YR	3	7.26%	6/15/2025	(a)	3
GNMA 30 YR	4	7.36%	8/15/2025	(a)	4
GNMA 30 YR	2	7.42%	10/15/2025	(a)	2
GNMA 30 YR	4	7.84%	7/15/2025	(a)	4
GNMA 30 YR PLAT	276	5.17%	7/15/2036	(a)	322
GNMA 30 YR PLAT	16	6.19%	3/15/2032	(a)	20
GNMA II 15 YR	687	3.33%	3/20/2026	(a)	725
GNMA II 30 YR	162	4.49%	1/20/2035	(a)	181
GNMA II 30 YR	111	4.49%	5/20/2035	(a)	124
GNMA II 30 YR	41	4.49%	1/20/2036	(a)	46
GNMA ll 30 YR	526	3.36%	3/20/2043	(a)	550
GNMA ll 30 YR	229	4.17%	11/20/2040	(a)	248
GNMA ll 30 YR	369	4.48%	12/20/2034	(a)	414
GNMA ll 30 YR	474	4.49%	10/20/2035	(a)	530
GNMA ll 30 YR	17	4.51%	10/20/2039	(a)	19
GNMA ll 30 YR	88	4.51%	2/20/2040	(a)	98
GNMA ll 30 YR	974	4.52%	3/20/2041	(a)	1,082
GNMA ll 30 YR	2,083	4.52%	11/20/2039	(a)	2,311
GNMA ll 30 YR	52	4.54%	12/20/2035	(a)	57
GNMA ll 30 YR	59	4.54%	5/20/2036	(a)	66
GNR 2004-47 QV	47	6.00%	9/16/2020	(a)	47
GNR 2012-32 FP	414	1.11%	3/16/2042	(a)	414
GOLDMAN SACHS GROUP INC	600	2.30%	12/13/2019	(a)	600
GOLDMAN SACHS GROUP INC	640	2.53%	10/23/2019	(a)	647
GOLDMAN SACHS GROUP INC	760	2.65%	4/25/2021	(a)	757
GOLDMAN SACHS GROUP INC	375	2.74%	9/15/2020	(a)	379
GOLDMAN SACHS GROUP INC	865	2.87%	2/25/2021	(a)	877
GOLDMAN SACHS GROUP INC	915	3.87%	3/3/2024	(a)	957
GOLDMAN SACHS GROUP INC	595	4.19%	10/21/2025	(a)	608
GOLDMAN SACHS GROUP INC	1,035	5.71%	1/18/2018	(a)	1,106
GOLDMAN SACHS GROUP INC	3,030	5.85%	4/1/2018	(a)	3,231
GOVT NATL MORTG ASSN	1	8.12%	3/15/2025	(a)	1
GOVT NATL MORTG ASSN	3	8.22%	12/15/2022	(a)	4
GOVT NATL MORTG ASSN	1	8.36%	11/15/2024	(a)	1
GOVT NATL MORTG ASSN	1	8.57%	2/15/2025	(a)	1
GOVT NATL MORTG ASSN	3	8.85%	7/15/2024	(a)	3
GOVT NATL MORTG ASSN	1	9.46%	4/15/2020	(a)	1
GOVT NATL MORTG ASSN	1	9.46%	9/15/2020	(a)	1
GOVT NATL MORTG ASSN	4	9.46%	2/15/2019	(a)	4
GOVT NATL MTG ASSN	1	9.28%	9/15/2020	(a)	1
GOVT NATL MTG ASSN I	2	7.52%	7/15/2025	(a)	2
GOVT NATL MTG ASSN I	1	8.29%	12/15/2024	(a)	1
GOVT NATL MTG ASSN I	6	8.46%	10/15/2024	(a)	6

GOVT NATL MTG ASSN II	3	7.58%	10/20/2026	(a)	4
GOVT NATL MTG ASSN II	2	7.60%	8/20/2026	(a)	2
GRAIN SPECTRUM FUNDING 144A	1,660	4.01%	10/10/2018	(a)	1,672
GSMS 2014-GC20 A1	499	1.35%	4/10/2047	(a)	498
GSMS 2015-GC32 A1	822	1.60%	7/10/2048	(a)	821
GSMS 2015-GC34 A1	746	1.56%	10/10/2048	(a)	737
GSMS 2016-GS3 A1	308	1.45%	10/10/2049	(a)	305
GULF SOUTH PIPELINE	230	3.95%	6/15/2022	(a)	233
HALST 2016-B A3 144A	1,175	1.52%	10/15/2019	(a)	1,176
HALST 2016-B A4 144A	300	1.68%	4/15/2020	(a)	300
HALST 2016-C A4 144A	620	1.66%	7/15/2020	(a)	616
HAROT 2013-4 A4	140	1.04%	2/18/2020	(a)	140
HAROT 2015-1 A4	570	1.32%	11/16/2020	(a)	570
HART 2013-A A4	91	0.75%	9/17/2018	(a)	91
HART 2014-A A3	142	0.79%	7/16/2018	(a)	142
HART 2015-A A3	406	1.05%	4/15/2019	(a)	406
HART 2015-A A4	300	1.37%	7/15/2020	(a)	300
HART 2016-A A3	435	1.56%	9/15/2020	(a)	435
HOWARD HUGHES MEDICAL IN	355	3.37%	9/1/2023	(a)	373
HP ENTERPRISE CO WI	65	2.83%	10/5/2018	(a)	66
HSBC HOLDINGS PLC	1,230	2.71%	1/5/2022	(a)	1,210
HSBC HOLDINGS PLC	600	2.96%	5/25/2021	(a)	599
HSBC HOLDINGS PLC	980	4.36%	11/23/2026	(a)	988
HSBC USA INC	900	1.63%	1/16/2018	(a)	905
HUMANA INC	375	2.61%	10/1/2019	(a)	380
HUNT 2016-1 A3	630	1.59%	11/16/2020	(a)	629
HUNTINGTON NATIONAL BANK	750	2.19%	11/6/2018	(a)	754
HYUNDAI CAPITAL AMERICA 144A	395	1.45%	2/6/2017	(a)	397
HYUNDAI CAPITAL AMERICA 144A	375	2.02%	7/1/2019	(a)	375
HYUNDAI CAPITAL AMERICA 144A	660	2.39%	10/30/2018	(a)	665
HYUNDAI CAPITAL AMERICA 144A	1,140	2.49%	3/18/2019	(a)	1,151
HYUNDAI CAPITAL AMERICA 144A	5	2.84%	8/9/2018	(a)	5
IMPERIAL TOBACCO FINANCE 144A	2,400	2.05%	2/11/2018	(a)	2,423
IMPERIAL TOBACCO FINANCE 144A	1,005	3.65%	7/21/2022	(a)	1,049
ING BANK NV 144A	1,125	1.80%	3/16/2018	(a)	1,130
ING BANK NV 144A	900	2.46%	3/16/2020	(a)	905
INTERCONTINENTALEXCHANGE	795	2.47%	10/15/2018	(a)	809
INTERCONTINENTALEXCHANGE	1,615	2.72%	12/1/2020	(a)	1,635
INTERNATIONAL PAPER CO	1,380	3.19%	2/15/2027	(a)	1,313
INTERPUBLIC GROUP COS	420	3.74%	2/15/2023	(a)	427
INTERPUBLIC GROUP COS	560	4.13%	4/15/2024	(a)	575
INTL PAPER CO	643	4.40%	2/15/2022	(a)	705
INVESCO FINANCE PLC	795	3.10%	11/30/2022	(a)	802
INVESCO FINANCE PLC	100	3.72%	1/15/2026	(a)	103
INVESCO FINANCE PLC	675	3.85%	1/30/2024	(a)	712
JB HUNT TRANSPRT SVCS	225	2.39%	3/15/2019	(a)	227
JCPL 2002-A A4	176	6.08%	6/5/2019	(a)	179

JDOT 2014-A A3	852	0.92%	4/16/2018	(a)	852
JDOT 2015-A A3	355	1.32%	6/17/2019	(a)	355
JDOT 2015-A A4	495	1.65%	12/15/2021	(a)	497
JDOT 2015-B A3	140	1.44%	10/15/2019	(a)	140
JDOT 2016-A A3	615	1.36%	4/15/2020	(a)	614
JDOT 2016-A A4	555	1.65%	1/17/2023	(a)	551
JDOT 2016-B A3	715	1.26%	6/15/2020	(a)	712
JDOT 2016-B A4	345	1.51%	5/15/2023	(a)	341
JOHN DEERE CAPITAL CORP	115	1.30%	3/12/2018	(a)	115
JOHN DEERE CAPITAL CORP	1,030	1.55%	12/15/2017	(a)	1,033
JOHN DEERE CAPITAL CORP	375	1.60%	7/13/2018	(a)	378
JOHN DEERE CAPITAL CORP	510	2.06%	3/10/2020	(a)	510
JOHN DEERE CAPITAL CORP	210	2.44%	9/11/2020	(a)	212
JPMBB 2014-C19 A1	35	1.27%	4/15/2047	(a)	35
JPMBB 2014-C21 A1	66	1.33%	8/15/2047	(a)	66
JPMBB 2014-C22 A1	193	1.45%	9/15/2047	(a)	193
JPMBB 2014-C23 A1	134	1.65%	9/15/2047	(a)	134
JPMBB 2014-C24 A1	241	1.54%	11/15/2047	(a)	241
JPMBB 2015-C29 A1	330	1.63%	5/15/2048	(a)	329
JPMBB 2015-C32 A1	1,554	1.52%	11/15/2048	(a)	1,546
JPMCC 2007-LD12 A4	333	5.80%	2/15/2051	(a)	339
JPMCC 2012-C8 A3	795	2.79%	10/15/2045	(a)	807
JPMCC 2015-JP1 A1	246	1.95%	1/15/2049	(a)	246
JPMCC 2016-JP3 A1	769	1.48%	8/15/2049	(a)	759
JPMDB 2016-C2 A1	302	1.44%	6/15/2049	(a)	299
JPMDB 2016-C2 A4	285	3.16%	6/15/2049	(a)	284
JPMORGAN CHASE & CO	435	1.63%	5/15/2018	(a)	435
JPMORGAN CHASE & CO	1,540	1.99%	8/15/2017	(a)	1,557
JPMORGAN CHASE & CO	765	2.08%	10/24/2023	(a)	781
JPMORGAN CHASE & CO	1,085	2.26%	1/23/2020	(a)	1,093
JPMORGAN CHASE & CO	1,040	2.43%	6/7/2021	(a)	1,031
JPMORGAN CHASE & CO	645	3.29%	6/15/2026	(a)	628
JPMORGAN CHASE & CO	600	3.39%	5/1/2023	(a)	601
JPMORGAN CHASE & CO	1,000	4.18%	1/24/2022	(a)	1,096
JPMORGAN CHASE & CO	550	5.78%	4/23/2019	(a)	606
KAISER FOUNDATION HOSPIT	795	3.41%	4/1/2022	(a)	822
KCOT 2016-1A A3 144A	400	1.52%	7/15/2020	(a)	396
KERN RIVER FUNDING CORP 144A	101	4.77%	4/30/2018	(a)	103
KEY BANK NA	750	1.62%	8/22/2019	(a)	745
KILROY REALTY LP	1,190	5.94%	6/1/2020	(a)	1,333
KIMCO REALTY CORP	285	3.37%	11/1/2022	(a)	290
KIMCO REALTY CORP	165	6.14%	10/1/2019	(a)	188
LEGG MASON INC	165	2.68%	7/15/2019	(a)	168
LYONDELLBASELL IND NV	600	4.74%	4/15/2019	(a)	640
LYONDELLBASELL IND NV	1,070	5.30%	11/15/2021	(a)	1,219
MANITOBA	1,205	1.30%	4/3/2017	(a)	1,211
MANUF & TRADERS TRUST CO	1,900	1.25%	1/30/2017	(a)	1,910

MANUF & TRADERS TRUST CO	1,550	2.29%	1/30/2019	(a)	1,572
MARSH & MCLENNAN COS INC	1,050	2.37%	3/6/2020	(a)	1,051
MARSH & MCLENNAN COS INC	640	2.53%	10/15/2018	(a)	650
MARSH & MCLENNAN COS INC	135	3.25%	3/14/2023	(a)	138
MASSMUTUAL GLOBAL FUNDIN 144A	648	2.46%	11/23/2020	(a)	648
MASSMUTUAL GLOBAL FUNDING 144A	200	2.33%	4/9/2019	(a)	203
MBALT 2015-A A3	13	1.10%	8/15/2017	(a)	13
MBALT 2016-A A3	480	1.52%	3/15/2019	(a)	481
MBALT 2016-A A4	550	1.69%	11/15/2021	(a)	552
MBALT 2016-B A3	270	1.35%	8/15/2019	(a)	269
MCDONALDS CORP	240	2.09%	12/7/2018	(a)	242
MEAD JOHNSON NUTRITION C	480	2.98%	11/15/2020	(a)	486
MEDCO HEALTH SOLUTIONS I	570	3.94%	9/15/2020	(a)	604
MEDTRONIC INC	705	1.50%	3/15/2018	(a)	707
MEDTRONIC INC	370	2.48%	3/15/2020	(a)	376
MERCK & CO INC	1,125	1.86%	2/10/2020	(a)	1,130
MERRILL LYNCH & CO	1,000	6.21%	8/28/2017	(a)	1,052
MERRILL LYNCH & CO	1,220	6.47%	4/25/2018	(a)	1,311
MET LIFE GLOB FUNDING I 144A	555	1.50%	1/10/2018	(a)	559
MET LIFE GLOB FUNDING I 144A	1,110	1.75%	12/19/2018	(a)	1,111
MET LIFE GLOB FUNDING I 144A	1,230	3.43%	12/18/2026	(a)	1,240
MIZUHO BANK LTD 144A	870	1.70%	9/25/2017	(a)	873
MIZUHO BANK LTD 144A	600	2.15%	10/20/2018	(a)	603
MLMT 2008-C1 A4	939	5.58%	2/12/2051	(a)	962
MMAF 2016-AA A3 144A	300	1.49%	6/15/2020	(a)	298
MMAF 2016-AA A5 144A	825	2.26%	12/15/2032	(a)	809
MORGAN STANLEY	3,155	1.72%	1/24/2019	(a)	3,181
MORGAN STANLEY	1,305	2.12%	4/25/2018	(a)	1,315
MORGAN STANLEY	1,265	2.14%	4/25/2018	(a)	1,283
MORGAN STANLEY	100	2.48%	1/24/2019	(a)	102
MORGAN STANLEY	235	2.53%	4/21/2021	(a)	233
MORGAN STANLEY	610	2.64%	1/27/2020	(a)	620
MORGAN STANLEY	400	2.78%	6/16/2020	(a)	403
MORGAN STANLEY	1,895	3.29%	7/27/2026	(a)	1,823
MSBAM 2013-C12 A1	228	1.31%	10/15/2046	(a)	228
MSBAM 2014-C14 A1	169	1.25%	2/15/2047	(a)	169
MSBAM 2014-C15 A1	150	1.32%	4/15/2047	(a)	150
MSBAM 2014-C16 A1	66	1.30%	6/15/2047	(a)	66
MSBAM 2016-C28 A1	154	1.55%	1/15/2049	(a)	153
MSBAM 2016-C29 A1	261	1.61%	5/15/2049	(a)	260
MSBAM 2016-C30 A1	499	1.41%	9/15/2049	(a)	493
MSC 2007-T27 A4	1,216	5.58%	6/11/2042	(a)	1,235
NALT 2015-A A3	2,175	1.40%	6/15/2018	(a)	2,178
NALT 2015-A A4	1,895	1.58%	5/17/2021	(a)	1,902
NALT 2015-B A4	1,830	1.70%	4/15/2021	(a)	1,836
NALT 2016-B A4	465	1.62%	1/18/2022	(a)	462
NAROT 2013-A A4	330	0.75%	7/15/2019	(a)	330

NAROT 2015-B A3	1,095	1.34%	3/16/2020	(a)	1,095
NAROT 2015-B A4	630	1.79%	1/17/2022	(a)	631
NAROT 2016-A A3	1,010	1.34%	10/15/2020	(a)	1,007
NAROT 2016-B A3	165	1.33%	1/15/2021	(a)	164
NAROT 2016-B A4	555	1.56%	10/17/2022	(a)	549
NAROT 2016-C A4	400	1.41%	1/17/2023	(a)	393
NATIONAL AUSTRALIA BANK 144A	1,500	1.30%	6/30/2017	(a)	1,500
NATIONAL BANK OF CANADA	3,045	1.45%	11/7/2017	(a)	3,050
NATIONAL RURAL UTIL COOP	1,065	0.95%	4/24/2017	(a)	1,066
NATIONAL RURAL UTIL COOP	345	1.65%	2/8/2019	(a)	347
NATIONAL RURAL UTIL COOP	305	2.02%	1/27/2020	(a)	305
NATIONAL RURAL UTIL COOP	965	2.35%	6/15/2020	(a)	967
NATIONWIDE BLDG SOCIETY 144A	1,530	2.36%	1/21/2020	(a)	1,540
NATIONWIDE BLDG SOCIETY 144A	600	2.49%	7/27/2021	(a)	597
NATIONWIDE BLDG SOCIETY 144A	600	3.82%	7/21/2025	(a)	623
NEW YORK LIFE GLOBAL FDG 144A	750	1.56%	11/2/2018	(a)	750
NEW YORK LIFE GLOBAL FDG 144A	450	2.09%	1/2/2019	(a)	457
NEXTERA ENERGY CAPITAL	315	1.65%	9/1/2018	(a)	316
NEXTERA ENERGY CAPITAL	240	2.05%	9/1/2017	(a)	243
NEXTERA ENERGY CAPITAL	300	2.28%	4/1/2019	(a)	304
NISOURCE FINANCE CORP	718	6.08%	3/15/2018	(a)	770
NISOURCE FINANCE CORP	730	6.23%	1/15/2019	(a)	820
NISSAN MOTOR ACCEPTANCE 144A	1,645	1.95%	9/12/2017	(a)	1,659
NMOTR 2015-A A2	1,440	1.44%	1/15/2020	(a)	1,441
NMOTR 2016-A A2	1,040	1.55%	6/15/2021	(a)	1,034
NORDEA BANK AB 144A	600	1.87%	9/17/2018	(a)	603
NORTHEAST UTILITIES	675	1.60%	1/15/2018	(a)	679
O REILLY AUTOMOTIVE INC	410	3.75%	6/15/2023	(a)	422
OCCIDENTAL PETROLEUM COR	345	3.06%	2/15/2022	(a)	357
OMNICOM GROUP INC	825	3.53%	5/1/2022	(a)	852
OMNICOM GROUP INC	225	3.65%	11/1/2024	(a)	227
ONTARIO	470	1.27%	6/17/2019	(a)	465
ORACLE CORP	1,110	1.95%	9/15/2021	(a)	1,094
OREILLY AUTOMOTIVE INC	335	3.56%	3/15/2026	(a)	338
OREILLY AUTOMOTIVE INC	370	4.31%	9/15/2021	(a)	402
PACCAR FINANCIAL CORP	705	1.10%	6/6/2017	(a)	706
PACCAR FINANCIAL CORP	345	1.22%	8/12/2019	(a)	341
PACCAR FINANCIAL CORP	585	1.32%	5/10/2019	(a)	579
PACCAR FINANCIAL CORP	1,265	1.60%	3/15/2017	(a)	1,272
PACCAR INC	510	1.75%	8/14/2018	(a)	515
PECO ENERGY CO	1,225	5.13%	3/1/2018	(a)	1,299
PEPSICO INC	510	1.25%	4/30/2018	(a)	510
PEPSICO INC	590	1.36%	10/4/2019	(a)	586
PEPSICO INC	565	1.87%	4/30/2020	(a)	561
PEPSICO INC	1,315	3.46%	3/1/2024	(a)	1,385
PERNOD RICARD SA 144A	1,395	4.20%	1/15/2022	(a)	1,507
PHILIP MORRIS INTL INC	1,380	1.25%	11/9/2017	(a)	1,382

PHILIP MORRIS INTL INC	675	1.62%	3/20/2017	(a)	679
PNC BANK NA	1,110	1.13%	1/27/2017	(a)	1,115
PNC BANK NA	500	1.47%	7/29/2019	(a)	496
PNC BANK NA	1,310	1.70%	12/7/2018	(a)	1,309
PNC FUNDING CORP	1,485	5.61%	2/1/2017	(a)	1,524
POTASH CORP-SASKATCHEWAN	600	3.98%	12/15/2026	(a)	605
PRECISION CASTPARTS CORP	120	1.25%	1/15/2018	(a)	121
PRICOA GLOBAL FUNDING 1 144A	900	1.89%	9/21/2018	(a)	907
PRINCIPAL FINANCIAL GROU 144A	430	1.52%	4/18/2019	(a)	426
PRINCIPAL FINANCIAL GROUP	325	3.26%	9/15/2022	(a)	332
PRINCIPAL FINANCIAL GROUP	510	3.43%	5/15/2025	(a)	507
PRINCIPAL LFE GLB FND II 144A	680	1.50%	9/11/2017	(a)	684
PRINCIPAL LFE GLB FND II 144A	795	2.23%	4/8/2020	(a)	788
PRINCIPAL LFE GLB FND II 144A	410	2.37%	9/11/2019	(a)	414
PRINCIPAL LFE GLB FND II 144A	250	2.63%	11/19/2020	(a)	250
PROVIDENT COMPANIES INC	785	6.52%	7/15/2018	(a)	868
QUALCOMM INC	380	3.39%	5/20/2025	(a)	388
REINSURANCE GRP OF AMER	930	4.63%	6/1/2021	(a)	1,009
REINSURANCE GRP OF AMER	320	5.58%	3/15/2017	(a)	328
ROPER INDUSTRIES INC	1,925	2.05%	10/1/2018	(a)	1,940
ROPER TECHNOLOGIES INC	330	2.80%	12/15/2021	(a)	330
ROYAL BANK OF CANADA	1,685	1.49%	3/15/2019	(a)	1,692
S&P GLOBAL INC	375	2.48%	8/15/2018	(a)	381
SAN DIEGO G & E	318	1.94%	2/1/2022	(a)	317
SANTANDER UK GROUP HLDGS	660	2.90%	10/16/2020	(a)	658
SANTANDER UK PLC	1,035	2.00%	8/24/2018	(a)	1,041
SANTANDER UK PLC	630	2.35%	9/10/2019	(a)	635
SANTANDER UK PLC 144A	600	4.91%	11/7/2023	(a)	615
SBA TOWER TRUST 144A	2,200	2.26%	4/15/2043	(a)	2,186
SBA TOWER TRUST 144A	3,660	2.93%	12/9/2042	(a)	3,664
SBA TOWER TRUST 144A	120	3.13%	10/15/2045	(a)	121
SCHLUMBERGER HLDGS CORP 144A	1,520	2.95%	12/21/2020	(a)	1,550
SHELL INTERNATIONAL FIN	135	1.25%	11/10/2017	(a)	135
SHELL INTERNATIONAL FIN	425	1.63%	11/10/2018	(a)	426
SHELL INTERNATIONAL FIN	290	2.13%	5/11/2020	(a)	290
SHELL INTERNATIONAL FIN	465	4.05%	9/22/2019	(a)	499
SHIRE ACQ INV IRELAND DA	2,085	1.93%	9/23/2019	(a)	2,066
SHIRE ACQ INV IRELAND DA	720	3.03%	9/23/2023	(a)	689
SIMON PROPERTY GROUP LP	480	2.39%	1/30/2022	(a)	474
SIMON PROPERTY GROUP LP	720	3.35%	10/1/2024	(a)	731
SIMON PROPERTY GROUP LP	200	5.18%	2/1/2020	(a)	223
SKANDINAVISKA ENSKILDA	1,155	1.53%	9/13/2019	(a)	1,141
SOUTHERN CO	285	1.55%	7/1/2018	(a)	287
SOUTHERN CO	1,005	1.86%	7/1/2019	(a)	1,012
SOUTHERN CO	225	2.40%	7/1/2021	(a)	224
SOUTHERN POWER CO	675	1.85%	12/1/2017	(a)	678
SPECTRA ENERGY CAPITAL	1,100	3.41%	3/15/2023	(a)	1,074

SPECTRA ENERGY PARTNERS	420	2.90%	9/25/2018	(a)	430
STANDARD CHARTERED PLC 144A	1,280	1.51%	9/8/2017	(a)	1,279
STANDARD CHARTERED PLC 144A	400	2.13%	8/19/2019	(a)	398
STANDARD CHARTERED PLC 144A	880	2.30%	4/17/2020	(a)	865
STANDARD CHARTERED PLC 144A	695	4.08%	4/12/2026	(a)	695
STANLEY BLACK & DECKER I	830	1.63%	11/17/2018	(a)	827
STANLEY BLACK & DECKER I	760	2.43%	11/17/2018	(a)	769
STATOIL ASA	100	1.20%	5/15/2018	(a)	100
SUMITOMO MITSUI BANKING	750	1.77%	10/19/2018	(a)	749
SUMITOMO MITSUI TR BK LT 144A	1,185	1.81%	3/28/2018	(a)	1,186
SUNTRUST BANKS INC	520	2.33%	11/1/2018	(a)	526
SWEDBANK AB 144A	2,105	1.75%	3/12/2018	(a)	2,114
SWEDISH EXPORT CREDIT	335	5.09%	3/1/2017	(a)	343
SYNCT 2014-1 A	2,825	1.61%	11/15/2020	(a)	2,832
SYNCT 2015-2 A	2,085	1.60%	4/15/2021	(a)	2,088
SYNCT 2015-3 A	2,580	1.74%	9/15/2021	(a)	2,583
SYNCT 2016-1 A	645	2.03%	3/15/2022	(a)	648
TAKEDA PHARMACEUTICAL 144A	1,815	1.63%	3/17/2017	(a)	1,824
TAOT 2014-C A4	775	1.44%	4/15/2020	(a)	776
TAOT 2015-C A4	480	1.69%	12/15/2020	(a)	481
TAOT 2016-C A4	225	1.34%	11/15/2021	(a)	222
TECO FINANCE INC	1,095	1.48%	4/10/2018	(a)	1,097
TELEFONICA EMISIONES SAU	120	5.00%	2/16/2021	(a)	134
TEVA PHARMACEUTICALS NE	1,140	1.41%	7/20/2018	(a)	1,137
TEVA PHARMACEUTICALS NE	1,070	1.73%	7/19/2019	(a)	1,060
TEVA PHARMACEUTICALS NE	1,410	2.30%	7/21/2021	(a)	1,362
TEVA PHARMACEUTICALS NE	555	2.98%	7/21/2023	(a)	529
TEVA PHARMACEUTICALS NE	525	3.42%	10/1/2026	(a)	491
THOMSON REUTERS CORP	560	1.30%	2/23/2017	(a)	563
THOMSON REUTERS CORP	480	1.65%	9/29/2017	(a)	481
THOMSON REUTERS CORP	225	3.45%	5/15/2026	(a)	219
THOMSON REUTERS CORP	1,290	4.13%	11/23/2023	(a)	1,350
TIPS	7,858	0.12%	4/15/2021	(a)	7,904
TORONTO-DOMINION BANK	550	1.40%	4/30/2018	(a)	550
TORONTO-DOMINION BANK	1,045	1.43%	4/30/2018	(a)	1,051
TORONTO-DOMINION BANK	1,695	2.16%	4/7/2021	(a)	1,676
TORONTO-DOMINION BANK	260	2.49%	12/14/2020	(a)	261
TOTAL CAPITAL SA	1,580	3.88%	1/28/2021	(a)	1,708
TOYOTA MOTOR CREDIT CORP	1,200	1.45%	1/12/2018	(a)	1,208
TOYOTA MOTOR CREDIT CORP	795	1.55%	7/13/2018	(a)	801
TOYOTA MOTOR CREDIT CORP	260	2.09%	1/17/2019	(a)	264
TRANSURBAN FINANCE CO 144A	245	3.58%	3/22/2027	(a)	234
TRANSURBAN FINANCE CO 144A	330	4.08%	2/2/2026	(a)	339
TRINITY ACQUISITION PLC	210	3.47%	9/15/2021	(a)	214
UBS AG STAMFORD CT	1,205	1.38%	8/14/2017	(a)	1,211
UNION BANK NA	750	2.12%	6/16/2017	(a)	753
UNIONBANCAL CORP	340	3.43%	6/18/2022	(a)	348

UNITED AIR 2015-1 A PTT	70	3.66%	6/1/2024	(a)	71
UNITED AIR 2016-1 A PTT	730	3.51%	1/7/2030	(a)	731
UNITED TECHNOLOGIES CORP	1,560	1.78%	5/4/2018	(a)	1,572
UNITEDHEALTH GROUP INC	450	1.40%	12/15/2017	(a)	450
UNUM GROUP	1,035	3.02%	5/15/2021	(a)	1,033
UNUM GROUP	235	5.19%	9/15/2020	(a)	258
US BANK NA CINCINNATI	2,220	1.41%	4/26/2019	(a)	2,203
US TREASURY N/B	7,830	0.76%	10/31/2018	(a)	7,782
US TREASURY N/B	6,595	0.88%	7/15/2018	(a)	6,600
US TREASURY N/B	16,670	0.88%	6/15/2019	(a)	16,500
US TREASURY N/B	18,365	1.01%	11/15/2019	(a)	18,162
US TREASURY N/B	445	1.16%	6/30/2021	(a)	430
US TREASURY N/B	3,985	1.25%	12/31/2018	(a)	3,990
US TREASURY N/B	535	1.28%	3/31/2021	(a)	524
US TREASURY N/B	12,550	1.29%	10/31/2021	(a)	12,189
US TREASURY N/B	345	1.39%	8/31/2020	(a)	343
US TREASURY N/B	540	1.40%	1/31/2021	(a)	534
US TREASURY N/B	12,640	1.40%	4/30/2021	(a)	12,423
US TREASURY N/B	8,010	1.56%	2/28/2023	(a)	7,737
US TREASURY N/B	4,650	1.56%	3/31/2023	(a)	4,482
US TREASURY N/B	3,135	1.61%	6/30/2019	(a)	3,158
US TREASURY N/B	3,190	1.63%	11/30/2020	(a)	3,180
US TREASURY N/B	8,915	1.73%	9/30/2019	(a)	9,040
US TREASURY N/B	6,860	1.74%	2/15/2026	(a)	6,442
US TREASURY N/B	1,375	1.79%	9/30/2022	(a)	1,354
US TREASURY N/B	2,730	2.11%	12/31/2021	(a)	2,751
US TREASURY N/B	6,920	2.13%	12/31/2022	(a)	6,910
US TREASURY N/B	6,705	2.14%	11/30/2023	(a)	6,666
VALERO ENERGY CORP	780	8.14%	3/15/2019	(a)	920
VALET 2014-1 A3	65	0.91%	10/22/2018	(a)	65
VALET 2014-2 A4	2,325	1.40%	5/20/2021	(a)	2,308
VENTAS REALTY LP	450	1.25%	4/17/2017	(a)	451
VENTAS REALTY LP/CAP CRP	190	2.00%	2/15/2018	(a)	192
VENTAS REALTY LP/CAP CRP	1,135	3.22%	8/15/2022	(a)	1,159
VENTAS REALTY LP/CAP CRP	105	3.86%	4/30/2019	(a)	109
VERIZON COMMUNICATIONS	135	1.83%	8/15/2021	(a)	130
VERIZON COMMUNICATIONS	597	2.60%	2/21/2020	(a)	608
VERIZON COMMUNICATIONS	700	4.67%	9/15/2023	(a)	782
VISA INC	1,155	3.14%	12/14/2025	(a)	1,161
VOLKSWAGEN GROUP AMERICA 144A	605	1.25%	5/23/2017	(a)	605
VOLKSWAGEN INTL FIN NV 144A	215	2.37%	3/22/2017	(a)	217
VZOT 2016-2A A 144A	810	1.69%	5/20/2021	(a)	808
WEA FINANCE LLC/WESTFIEL 144A	615	2.67%	9/17/2019	(a)	627
WEA FINANCE LLC/WESTFIEL 144A	600	3.20%	10/5/2020	(a)	615
WEINGARTEN REALTY INVEST	820	3.52%	4/15/2023	(a)	821
WEINGARTEN REALTY INVEST	485	4.29%	1/15/2024	(a)	513
WELLS FARGO & COMPANY	1,400	1.40%	9/8/2017	(a)	1,405

	WELLS FARGO & COMPANY	775	2.09%	5/8/2017	(a)	780
	WELLS FARGO & COMPANY	1,500	3.99%	8/15/2023	(a)	1,574
	WESTPAC BANKING CORP	1,900	1.60%	1/12/2018	(a)	1,912
	WFCM 2015-C26 A1	588	1.46%	2/15/2048	(a)	587
	WFCM 2015-C29 A4	615	3.53%	6/15/2048	(a)	635
	WFCM 2015-C30 A1	94	1.66%	9/15/2058	(a)	94
	WFCM 2015-NXS1 A1	552	1.35%	5/15/2048	(a)	550
	WFCM 2015-SG1 A1	298	1.57%	9/15/2048	(a)	298
	WFCM 2016-C34 A1	736	1.44%	6/15/2049	(a)	727
	WFCM 2016-C34 A4	465	3.16%	6/15/2049	(a)	457
	WFCM 2016-LC24 A1	273	1.46%	10/15/2049	(a)	270
	WFRBS 2013-C16 A1	141	1.41%	9/15/2046	(a)	142
	WFRBS 2013-C17 A1	206	1.16%	12/15/2046	(a)	205
	WFRBS 2014-C19 A1	414	1.24%	3/15/2047	(a)	413
	WFRBS 2014-C22 A1	137	1.48%	9/15/2057	(a)	137
	WFRBS 2014-C23 A1	154	1.66%	10/15/2057	(a)	154
	WFRBS 2014-C24 A1	189	1.40%	11/15/2047	(a)	188
	WFRBS 2014-LC14 A1	234	1.20%	3/15/2047	(a)	233
	WHIRLPOOL CORP	315	1.35%	3/1/2017	(a)	316
	WHIRLPOOL CORP	135	1.65%	11/1/2017	(a)	136
	WHLS 2016-1A A2 144A	1,200	1.60%	5/20/2025	(a)	1,195
	WILLIS TOWERS WATSON PLC	670	5.28%	3/15/2021	(a)	741
	WOART 2014-A A3	61	0.94%	4/15/2019	(a)	61
	WOART 2015-A A3	595	1.34%	5/15/2020	(a)	596
	WOLS 2014-A A4	925	1.37%	1/15/2020	(a)	926
	WOLS 2015-A A4	990	1.72%	12/15/2020	(a)	994
	WOLS 2016-A A3	1,590	1.45%	8/15/2019	(a)	1,586
	WOODSIDE FINANCE LTD 144A	547	3.86%	9/15/2026	(a)	531
	WPP FINANCE 2010	1,305	3.74%	9/19/2024	(a)	1,323
	XLIT LTD	645	2.29%	12/15/2018	(a)	649
	Total fixed income securities at fair value					817,015
	Adjustment to contract value					(3,409)
	Total fixed income securities at contract value					813,606
	Wrapper agreements:
	American General Life Insurance Company				(a)	—
	The Prudential Insurance Company of America				(a)	—
*	State Street Bank & Trust Co.				(a)	—
	Total synthetic investment contracts wrapper					—
	Total fully benefit responsive contracts					813,606
	Total investments					$2,677,070
	Notes receivable from participants:
*	Participant loans, interest rates ranging from 4.25% to 10.50% and maturing 2017 through 2023				(a)	$56,161
* Party-in-interest to the Plan.
(a) Cost omitted for participant-directed investments.
See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN

By:    /s/ Scott Seale
Scott Seale
Plan Administrator

Date: July 11, 2017

INDEX TO EXHIBITS

Exhibit Number	Description
23.1*	Consent of Montgomery Coscia Greilich LLP

*     Filed herewith.